Exhibit 99.3

Bezeq The Israel
Telecommunication Corp. Limited

Part C

Consolidated Financial Statements
 for the Year Ended
December 31, 2012

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only

Consolidated Financial Statements as at December 31, 2011

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Auditors’ Report to the Shareholders of “Bezeq” -The Israel Telecommunication Corporation Ltd.

We have audited the accompanying consolidated statements of financial position of “Bezeq” -The Israel Telecommunication Corporation Ltd.(hereinafter- “the Company”) as of December 31, 2011 and 2010 and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows, for each of the three years, the last of which ended December 31, 2011. These financial statements are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries whose assets constitute 2.12 % and 2.6 % of the total consolidated assets as of December 31, 2011 and 2010, respectively, and whose revenues constitute 1.75 % and 1.1 % of the total consolidated revenues for the years ended December 31, 2011 and 2010, respectively. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor’s Performance) - 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company’s Board of Directors and by its Management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of December 31, 2011 and 2010 and their results of operations, changes in their equity and cash flows, for each of the three years, the last of which ended December 31, 2011, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 17.

Somekh Chaikin
Certified Public Accountants (Isr.)

March 14, 2012

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
“Bezeq”- The Israel Telecommunication Corporation Ltd.

We have audited “Bezeq”- The Israel Telecommunication Corporation Ltd.’s (hereinafter “The Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with generally accepted auditing principles in Israel, the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2011, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 14, 2012 expressed an unqualified opinion on those consolidated financial statements with an explanatory paragraph referring to Note 17 regarding the claims made against the Company and its subsidiaries for which at this point the exposure cannot be assessed or calculated.

Somekh Chaikin
Certified Public Accountants (Isr.)

Jerusalem, Israel
March 14, 2012

Consolidated Financial Statements as at December 31, 2011

Consolidated Statements of Financial Position as at December 31

		2011	2010
	Note	NIS million	NIS million

Assets

Cash and cash equivalents	5	1,352	365
Investments, including derivatives	6	946	7
Trade receivables	7	3,059	2,701
Other receivables	7	286	227	*
Inventory		204	178
Assets classified as held for sale		23	29
Total current assets		5,870	3,507

Investments, including derivatives	6	119	129
Trade and other receivables	7	1,499	1,114
Property, plant and equipment	9	6,022	5,610
Intangible assets	10	2,257	2,248
Deferred and other expenses	11	282	292
Investments in equity-accounted investees (mainly loans)	12	1,059	1,084
Deferred tax assets	8	223	254
Total non-current assets		11,461	10,731

Total assets		17,331	14,238

Consolidated Financial Statements as at December 31, 2011

Consolidated Statements of Financial Position as at December 31 (Contd.)

		2011	2010
	Note	NIS million	NIS million

Liabilities

Debentures, loans and borrowings	13	765	949
Trade payables	14	890	1,061
Other payables, including derivatives	14	792	770
Current tax liabilities		397	267
Deferred income		56	33
Provisions	15	186	251
Employee benefits	16	389	269
Dividend payable	20	971	–
Total current liabilities		4,446	3,600

Debentures	13	4,663	1,967
Loans	13	4,150	2,801
Employee benefits	16	229	305
Other liabilities		93	43
Provisions	15	69	69
Deferred tax liabilities	8	69	83
Dividend payable	20	924	–
Total non-current liabilities		10,197	5,268

Total liabilities		14,643	8,868

Equity	20
Total equity attributable to equity holders of the Company		2,650	5,327
Non-controlling interests		38	43
Total equity		2,688	5,370

Total liabilities and equity		17,331	14,238

Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

* Reclassified See Note 2.9.

Date of approval of the financial statements: March 14, 2012

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2011

Consolidated Statements of Income for the Year Ended December 31

		2011	2010	2009
	Note	NIS million	NIS million	NIS million

Continuing operations
Revenues	21	11,373	11,987	11,519

Costs and expenses
Depreciation and amortization	9,10,11	1,395	1,409	1,485
Salaries	22	2,103	2,024	1,990
General and operating expenses	23	4,494	5,026	4,871
Other operating expenses (income), net	24	139	(216)	201
		8,131	8,243	8,547

Operating profit		3,242	3,744	2,972
Financing expenses (income)	25
Financing expenses		599	391	398
Financing income		(389)	(282)	(429)
Financing expenses (income), net		210	109	(31)

Profit after financing expenses (income), net		3,032	3,635	3,003
Share in losses of equity-accounted investees	12	216	261	34
Profit before income tax		2,816	3,374	2,969
Income tax	8	755	932	807
Profit for the year from continuing operations		2,061	2,442	2,162
Discontinued operations
Profit for the year from discontinued operations	12.1.9	–	–	1,379
Profit for the year		2,061	2,442	3,541

Attributable to:
Owners of the Company
Profit for the year from continuing operations		2,066	2,443	2,157
Profit for the year from discontinued operations		–	–	1,446

		2,066	2,443	3,603

Non-controlling interests
Profit (loss) from continuing operations		(5)	(1)	5
Loss for the year from discontinued operations		–	–	(67)
		(5)	(1)	(62)

Profit for the year		2,061	2,442	3,541

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2011

Consolidated Statements of Income for the Year Ended December 31(contd.)

		2011	2010	2009
	Note	NIS	NIS	NIS

Earnings per share	27
Basic earnings per share
Earnings from continuing operations		0.76	0.91	0.82
Earnings from discontinued operations		–	–	0.55
		0.76	0.91	1.37

Diluted earnings per share
Earnings from continuing operations		0.76	0.90	0.80
Earnings from discontinued operations		–	–	0.54
		0.76	0.90	1.34

Consolidated Statements of Comprehensive Income for the Year Ended December 31

	2011	2010	2009
	NIS million	NIS million	NIS million

Profit for the year	2,061	2,442	3,541
Actuarial gains (losses) net of tax	27	13	(10	)*
Other items of comprehensive income for the year, net of tax	8	–	(1	)*
Total comprehensive income for the year	2,096	2,455	3,530
Attributable to:
Owners of the Company
Comprehensive income for the year from continuing operations	2,101	2,456	2,146
Comprehensive profit for the year from discontinued operations	–	–	1,446
	2,101	2,456	3,592

Non-controlling interests
Comprehensive income (loss) for the year from continuing operations	(5)	(1)	5
Comprehensive loss for the year from discontinued operations	–	–	(67)
	(5)	(1)	(62)

Total comprehensive income for the year	2,096	2,455	3,530

* Reclassified, see Note 2.9.

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2011

Consolidated Statements of Changes in Equity for the Year Ended December 31

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Balance as at January 1, 2011	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

Profit for the year	–	–	–	–	–	2,066	2,066	(5)	2,061
Other comprehensive income for the year, net of tax	–	–	–	–	8	27	35	–	35
Total comprehensive income for the year	–	–	–	–	8	2,093	2,101	(5)	2,096

Transactions with owners recognized directly in equity
Dividends to Company shareholders not in compliance with the earnings test (see Note 20)	(2,415)	(396)	–	–	–	–	(2,811)	–	(2,811)
Dividends to Company shareholders	–	–	–	–	–	(2,155)	(2,155)	–	(2,155)
Share-based payments	–	–	167	–	–	–	167	–	167
Exercise of options for shares	28	86	(93)	–	–	–	21	–	21
Balance as at December 31, 2011	3,826	68	220	390	(2)	(1,852)	2,650	38	2,688

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2011

Consolidated Statements of Changes in Equity for the Year Ended December 31 (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Balance as at January 1, 2010	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538

Profit for the year	–	–	–	–	–	2,443	2,443	(1)	2,442
Other comprehensive income for the year, net of tax	–	–	–	–	–	13	13	–	13
Total comprehensive income for the year	–	–	–	–	–	2,456	2,456	(1)	2,455

Transactions with owners recognized directly in equity
Dividends to Company shareholders	–	–	–	–	–	(3,733)	(3,733)	–	(3,733)
Share-based payments	–	–	39	–	–	–	39	–	39
Exercise of options for shares	26	103	(103)	–	–	–	26	–	26
Transfers by non-controlling interests	–	–	–	–	–	–	–	2	2
Non-controlling interests in a business combination	–	–	–	–	–	–	–	57	57
Increase in the rate of holding in a subsidiary	–	–	–	–	(5)	–	(5)	(9)	(14)
Balance as at December 31, 2010	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2011

Consolidated Statements of Changes in Equity for the Year Ended December 31 (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Attributable to owners of the Company

Balance as at January 1, 2009	6,132	–	362	390	(4)	(2,165)	4,715	(471)	4,244

Profit for the year	–	–	–	–	–	3,603	3,603	(62)	3,541
Other comprehensive income for the year, net of tax	–	–	–	–	(1)	(10)	(11)	–	(11)
Total comprehensive income for the year	–	–	–	–	(1)	3,593	3,592	(62)	3,530

Transactions with owners recognized directly in equity
Dividends to Company shareholders	–	–	–	–	–	(1,941)	(1,941)	–	(1,941)
Share-based payments	–	–	49	–	–	–	49	–	49
Exercise of options for shares	55	275	(201)	–	–	–	129	–	129
Derecognition of non-controlling interests for deconsolidation of a subsidiary	–	–	–	–	–	–	–	551	551
Dividends paid to non-controlling interests, net	–	–	–	–	–	–	–	(24)	(24)
Balance as at December 31, 2009	6,187	275	210	390	(5)	(513)	6,544	(6)	6,538

The attached notes are an integral part of these consolidated financial statements

Consolidated Financial Statements as at December 31, 2011

Consolidated Statements of Cash Flows for the Year Ended December 31

		2011	2010	2009
	Note	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Profit for the year		2,061	2,442	3,541
Adjustments:
Depreciation	9	1,080	1,114	1,343
Amortization of intangible assets	10	287	269	266
Amortization of deferred and other expenses	11	28	26	22
Profit from deconsolidation of a subsidiary	12	–	–	(1,538)
Profit from gaining control in an investee		–	(57)	–
Share in losses of equity-accounted investees	12	216	261	34
Financing expenses, net	25	293	113	362
Capital gain, net	24	(181)	(171)	(64)
Share-based payments	26	167	35	49
Income tax expenses	8	755	932	807
Proceeds (payment) for derivatives, net		(19)	10 *	11

Change in inventory		(33)	84	(114)
Change in trade and other receivables	7	(756)	(300)	(546)
Change in trade and other payables	14	(131)	(21)	247
Change in provisions	15	(64)	(136)	36
Change in broadcasting rights		–	–	(49)
Change in employee benefits	16	82	(215)	115
Change in deferred and other income		50	–	(41)
Net income tax paid		(649)	(690)	(565)
Net cash from operating activities		3,186	3,696	3,916

Cash flow used in investing activities
Investment in intangible assets and deferred expenses	10,11	(355)	(343)	(349)
Refund from the Ministry of Communications for frequencies		36	–	–
Proceeds from the sale of property, plant and equipment		230	133 *	90
Acquisition of financial assets held for trading		(2,859)	(113)*	(140)*
Proceeds from the sale of financial assets held for trading:		1,967	251 *	6 *
Purchase of property, plant and equipment	9	(1,548)	(1,279)	(1,363)
Proceeds from disposal of investments and long-term loans		11	11	93
Acquisition of investments and long-term loans		(5)	(6)	(4)
Payment for derivatives		(5)	(2)*	–
Business combinations less cash acquired		–	(145)	–
Dividends received		3	–	6
Interest received		34	9	29
Net cash used in investing activities		(2,491)	(1,484)	(1,632)

The attached notes are an integral part of these consolidated financial statements

Consolidated Financial Statements as at December 31, 2011

Consolidated Statements of Cash Flows for the Year Ended December 31 (contd.)

		2011	2010	2009
	Note	NIS millions	NIS millions	NIS millions

Cash flows used in financing activities
Issue of debentures	13	3,092	–	–
Bank loans received	13	2,200	2,670	400
Repayment of debentures	13	(835)	(697)	(682)
Repayment of loans	13	(648)	(448)	(109)
Net short-term borrowings	13	(5)	(6)	48
Dividends paid	20	(3,155)	(3,733)	(1,941)
Interest paid		(377)	(237)	(354)
Proceeds (payment) for derivatives, net		(1)	10	43
Net dividends paid to non-controlling interests, less transfers		–	2	(24)
Increase in the rate of holding in a subsidiary		–	(14)	–
Proceeds from exercise of options		21	26	129
Net cash from (used in) finance activities		292	(2,427)	(2,490)

Increase (decrease) in cash and cash equivalents		987	(215)	(206)
Cash and cash equivalents as at January 1		365	580	786
Cash and cash equivalents as at the end of the year	5	1,352	365	580

* Reclassified See Note 2.9.

The attached notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements as at December 31, 2011

Notes to the Financial Statements

1.	Reporting Entity

1.1
Bezeq The Israel Telecommunication Corp. Ltd. (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as the “Group”), as well as the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 28, Segment Reporting).

1.2
As from April 14, 2010, the ultimate controlling shareholder in the Company is Shaul Elovitch, together with his brother, Yosef Elovitch, through their holdings in Eurocom Communications Ltd., the controlling shareholder in Internet Gold-Golden Lines Ltd., which controls B Communications Ltd. (“B Communications”). B Communications holds Company shares through a company that it controls. As at December 31, 2011, this company held 31.1% of the Company’s shares. Each of these companies is also considered as a controlling shareholder in the Company.

1.3
The Company is subject to various sets of laws that regulate and restrict its business activities, including its tariffs. The Company’s tariffs are regulated by provisions in the Communications Law. The Company’s service fees are regulated and adjusted according to a linkage formula. The Company was declared a monopoly in the main areas in which it operates. All the operating segments of the Group are subject to competition. The operations of the Group are subject, in general, to government regulation and supervision.

1.4
On June 1, 2011, the Company published a shelf prospectus for the issue of shares, debentures, convertible debentures, share options, debenture options and commercial papers, in the same scope and under the same conditions defined in the shelf offering memorandums, to the extent that these will be published by the Company in the future (“the Shelf Prospectus”). Subsequently, on June 22, 2011, the Company issued an amendment to the Shelf Prospectus, which included mainly amendments to the terms of the debentures and deed of trust. On June 29, 2011, the Company issued a shelf offering memorandum for a public offering of debentures (Series 6 to 8). See Note 13 for information about debentures, loans and borrowings.

2.	Basis of Preparation

	2.1.	Definitions

In these financial statements:

International Financial Reporting Standards (IFRS): Standards and interpretations that were adopted by the International Accounting Standards Board (IASB) and which include international financial reporting standards and international accounting standards (IAS), along with the interpretations to these standards of the International Financial Reporting Interpretations Committee (IFRIC) or interpretations of the Standing Interpretations Committee (SIC), respectively.

The Company: Bezeq The Israel Telecommunication Corporation Limited

The Group: Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries, as listed in Note 12 – Investees

Notes to the Consolidated Financial Statements as at December 31, 2011

2.	Basis of Preparation (Contd.)

Subsidiaries: Companies, including a partnership, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company, as follows:

Pelephone Communications Ltd. (“Pelephone”)

Bezeq International Ltd. (“Bezeq International”)

Bezeq Online Ltd. (“Bezeq Online”)

Walla! Communications Ltd. (“Walla”)

Bezeq Zahav (Holdings) Ltd. (“Bezeq Zahav”)

Stage-One Venture Capital Fund (Israel) LP (“Stage-One”)

See also Note 12.2.

Associates: Companies, including a partnership, in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on the equity basis. The Company has an investment in the associate DBS Satellite Services (1998) Ltd. The subsidiaries have investments in other associates that are not material. See also Note 12.1.

Investees: Subsidiaries, jointly-controlled companies or associates

Related party: As defined in IAS 24, Related Party Disclosures

Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 1968

CPI: The consumer price index as published by the Central Bureau of Statistics

	2.2.	Statement of compliance

The consolidated financial statements of the group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with the Securities Regulations (Annual Financial Statements), 2010

The consolidated financial statements were approved by the Board of Directors on March 14, 2012.

	2.3.	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. The NIS is the currency that represents the principal economic environment in which the Group operates.

	2.4.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

*	Financial instruments, including financial derivatives, at fair value through profit or loss
*	Financial assets classified as available-for-sale at fair value
*	Inventories measured at the lower of cost and net realizable value
*	Equity-accounted investments
*	Deferred tax assets and liabilities
*	Provisions
*	Liabilities for employee benefits
*	Liabilities for cash-settled share-based payment arrangements

Notes to the Consolidated Financial Statements as at December 31, 2011

2.	Basis of Preparation (Contd.)

	2.4	Basis of measurement (contd.)
For further information regarding the measurement and these assets and liabilities see Note 3 regarding significant accounting policies. The methods used to measure fair value are described in Note 4.

The value of non-monetary assets and equity items that were measured on the historical cost basis was adjusted to changes in the CPI until December 31, 2003, since until that date the Israeli economy was considered hyperinflationary for the purpose of preparation of the financial statements.

	2.5.	Operating cycle

The Group’s operating cycle is up to one year. As a result, the current assets and current liabilities include items the realization of which is intended and anticipated to take place within one year from the date of the financial statements.

	2.6.	Classification of expenses recognized in the statement of income

The classification of costs and expenses recognized in the statement of income is based on the function of the expenses. The classification is compatible with the understanding of the Group’s businesses, which address a wide range of services using common infrastructure. All of the costs and expenses are used to provide services.

	2.7.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to make judgments and use estimates and assumptions that affect application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience. In exercising its judgment when making the estimates, management relies on experience, various facts, external circumstances, and reasonable assumptions according to the relevant circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant estimates made when applying accounting policies and changes in these estimates and assumptions that could potentially have a material effect on the financial statements are as follows:

Estimates in respect of depreciation of property, plant and equipment

Estimated useful life of property, plant and equipment

The estimated useful life of property plant and equipment serves to determine depreciation expenses that will be recognized in the reporting year. The main part of the communications infrastructure is managed according to asset groups. The depreciation rates are based on the average useful life of an asset group and not of each individual asset. The useful life of an asset group is assessed annually and is based on past experience, taking into consideration expected technological changes, Company plans or other changes. If such changes take place earlier than foreseen or differently than expectations, the remaining useful life of such assets may be shortened. This results in an increase in future depreciation expenses. If the changes take place later than expected, the remaining useful life may be extended, and this results in a decrease in the depreciation expenses. Given the significant amounts of the Group’s depreciation expenses, these changes can have a material effect on the operating results and the financial position of the Group.

Notes to the Consolidated Financial Statements as at December 31, 2011

2.	Basis of Preparation (Contd.)

	2.7.	Use of estimates and judgment (contd.)

Estimated residual value

The residual value of the Company’s copper cables was determined on the basis of the Company’s assessment. The Company is exposed to changes in copper prices which lead to a change in the residual value of the copper infrastructure.

The use of estimates and valuations affects the items of property, plant and equipment and the depreciation expense. See Note 9.

Measurement of employee benefit liabilities

These liabilities are based on actuarial calculations that include material assumptions which might be different from actual results. The assumptions relate, inter alia, to interest rates for capitalization, mortality tables, wage creep and churn rates. For further information see Note 16.

Deferred taxes

Deferred taxes are calculated at the tax rate expected to be in effect on their date of utilization. The tax benefit is included in the financial statements where, according to the Company’s assumptions and business plans, realization of the tax benefit is foreseeable. By nature, actual business results may differ from the business plans, and this can affect the future realization of the tax benefit. For further information see Note 8.

Provisions and contingent liabilities

The Group’s companies have contingent liabilities in amounts for which the possible maximum exposure is considerable Among these, class actions of extremely significant amounts are pending against Group companies. The Company makes estimates of the potential liabilities associated with every claim and action in each reporting period. It is naturally very difficult to determine the outcomes of the claims. The Company uses its best judgment and the assessments of its legal advisers to determine whether it is likely to bear the costs of settling claims and whether they can be reliably estimated.

Taking into consideration the inherent uncertainty included in legal claims, it is possible that all or some of them will be concluded with the Company being ordered to pay amounts materially different from the provisions included in the financial statements, if any. For details of provisions and contingent liabilities, see Notes 15 and 17.

Measurement of recoverable amounts of cash-generating units

Recoverable amounts of cash-generating units are measured in order to assess the need for recognizing impairment of the unit’s assets (including goodwill). The measurement involves various estimates and assumptions, including the cash flows expected from the units and the discount rates. See also Note 10.

Share-based payments
Calculation of share-based payments is based on an economic model that includes estimates in respect of various parameters. See Note 26.

Provision for doubtful debts

The financial statements include provisions for doubtful debts, which reflect the potential loss inherent in receivables for which collection is in doubt. The provision for doubtful debts is partially based on the risk assessment of the debt according to the information available to the Group regarding the period of the overdue payment, its classification according to collection status, customer payment patterns, assessment of the collateral received from the debtors, and the experience accumulated in collecting debts.

Doubtful debts are derecognized when the management of the Group companies and the legal advisors believe that they are uncollectible.

These assumptions may change due to a change in the composition of trade receivables, economic changes and other changes related to the Group’s activities. For further information see Note 7.

Notes to the Consolidated Financial Statements as at December 31, 2011

2.	Basis of Preparation (Contd.)

	2.7.	Use of estimates and judgment (contd.)

Investment in investees at fair value

Upon deconsolidation of DBS and as of that date, the Company recorded the investment at fair value and attributed the fair value to tangible and intangible assets. Fair value is based on the estimates and assessments of an independent appraiser and attributed accordingly. See also Note 12.1.9.

	2.8.	Changes in accounting policies – Initial implementation of new accounting standards

Related party disclosures

As from January 1, 2011 the Group applies IAS 24 (2009) – Related Party Disclosures (“the Standard”) The Standard includes changes in the definition of a related party. The Standard was applied retrospectively.

For the purpose of applying the Standard for the first time, the Group mapped its related parties. According to the new definition and following the mapping, new related parties were identified. The Group had no transactions with these new related parties in the reporting period and in corresponding periods.

	2.9.	Certain insignificant comparative amounts were reclassified to the relevant items in the financial statements for the current year.

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently by Group entities for all periods presented in these consolidated financial statements, except as explained in Note 2.8 Initial implementation of new accounting standards.

3.1.	Basis of consolidation

	3.1.1	Business combinations

Business combinations are accounted for by applying the acquisition method. According to this method, the identifiable assets and liabilities of the acquired business are recognized and recorded at fair value on the acquisition date.

The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Company is able to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights were taken into account if they confer effective control.

The cost of the acquisition is the aggregate fair value of the assets transferred, liabilities incurred and equity interests issued by the acquirer on the date of acquisition. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Group recognizes changes in fair value of the contingent consideration in the statement of income. Contingent consideration is stated as a financial liability in the statement of financial position.

On the acquisition date the acquirer recognizes a contingent liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured.

In a step acquisition, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating revenue.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.1.	Basis of consolidation (contd.)

	3.1.1	Business combinations (contd.)

The Group recognizes goodwill at acquisition according to the fair value of the consideration transferred, including the fair value at the acquisition date of any pre-existing equity right of the acquirer in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not systematically amortized. For assessment of impairment of goodwill, see section 3.9.2 below.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are recognized as expenses in the period the services are received

	3.1.2	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

	3.1.3	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include additional items such as share-based payments that will be settled with equity instruments of subsidiaries and share options of subsidiaries. Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example, ordinary shares), are measured at the date of the business combination at fair value or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests, even when the result is a negative balance of the non-controlling interests.

Transactions with non-controlling interests, while retaining control, are accounted for as equity transactions. Any difference between the consideration paid or received for change in non-controlling interests is recognized in capital reserve for transactions with non-controlling interests.

For non-controlling interests in a business combination in 2010, the non-controlling interests were measured at the date of the business combination at their proportionate interest in the identifiable assets and liabilities of the acquiree.

	3.1.4	Put option granted to non-controlling shareholders

A put option issued by the Group to non-controlling interests that is settled in cash or another financial instrument is recognized as a financial liability. In subsequent periods, changes in the value of the liability in respect of put options are recognized in the statement of income according to the effective interest method.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.1.	Basis of consolidation (contd.)

	3.1.5	Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. If the Group retains any interest, including any loans in the previous subsidiary, then such interest, including the loans, is measured at fair value at the date that control is lost. Subsequently, the retained interest is accounted for on an equity basis, depending on the level of influence retained by the Group in the subsidiary.

Loss of control of a subsidiary is accounted for as a discontinued operation, regardless of whether the Company retains a non-controlling interest in its former subsidiary (for example, when the investee becomes, after loss of control, an equity-accounted associate). The difference between the consideration and the fair value of the retained interest and the derecognized amounts are recognized in the statement of income under discontinued operations. See also Note 12.1.9.

	3.1.6	Special purpose entity

A special purpose entity (SPE) is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPEs’ risks and rewards, the Group concludes that it controls the SPE. The Group is exposed to the majority of the risks incident to the SPE’s activity and retains the majority of the residual rights and ownership risks related to the SPE or its assets.

	3.1.7	Associates (accounted for by the equity method)

Associates are those entities in which the Group has significant influence, but not control, over financial and operating policy. Associates are accounted for using the equity method and are recognized initially at cost or at their fair value at the date control is lost. The investment includes goodwill calculated at the acquisition date and is presented net of accumulated impairment losses. The consolidated financial statements include the Group’s share in the income and expenses of equity-accounted investees, after adjustments to align the accounting policy with that of the Group, from the date that significant influence commences until the date that significant influence no longer exists. When the Group’s share of losses exceeds its interest in an associate, the carrying amount of that interest is reduced to zero and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the associate.

When the Group holds additional long-term interests in the associate, which are a part of the Group’s net investment in the associate, and when the Group’s proportionate share in the additional interests is different to the Group’s share in the equity of the associate, the Group recognizes its share in the additional losses of the associate at its proportionate share in the additional interests according to the percentage of the Company’s participation in all the levels of the additional interests and according to the order of priority of the additional levels of interests. If, subsequently, the Group recognizes its share in the profits of the associate, the Company recognizes its share in the profits up to the amount of the cumulative profits previously recognized.

In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. For further information about recognition of impairment loss for these investments, see section 3.9.3 below.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.1.	Basis of consolidation (contd.)

	3.1.8	Transactions eliminated on consolidation

Intra-group balances and any unrealized income and expenses arising from intra-group transactions, are eliminated in the preparation of the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Group’s interest in these investments. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.2.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

3.3.	Financial instruments

	3.3.1	Non-derivative financial assets

Non-derivative financial assets include investments in financial funds, shares, debt instruments, trade and other receivables, and cash and cash equivalents.

A.	Initial recognition of financial assets

The Group initially recognizes financial assets at the date the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group fulfills its obligations under the contract.

B.	Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.

For information about the offset of financial assets and liabilities, see section 3.3.2(C) below.

C.	Classification of financial assets

The Group classifies its financial assets as follows:

Cash and cash equivalents

Cash comprises cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.3.	Financial instruments (contd.)

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, attributable transaction costs are recognized in the statement of income as incurred. These financial assets are measured at fair value and changes therein are recognized in the statement of income.

The Group’s investment in financial funds was presented as part of investments at fair value through profit or loss.

Available-for-sale financial assets

The Group’s investments in shares and certain debt instruments are classified as available-for-sale financial assets. Subsequent to initial recognition, these investments are measured at fair value and changes therein, other than impairment losses and foreign currency differences are recognized directly in other comprehensive income and presented within equity in a reserve for available-for-sale financial assets. A dividend received for available-for-sale financial assets is recognized in the statement of income on the date the entity’s right to receive the dividend is established. When an investment is derecognized, the cumulative gain or loss in the reserve for available-for-sale financial assets is transferred to profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, net of impairment losses.

3.3.2	Non-derivative financial liabilities

Non-derivative financial liabilities include debentures issued by the Group, loans and borrowings from banks and other credit providers, and trade and other payables.

A.	Initial recognition of financial liabilities

The Group initially recognizes debt instruments as they are incurred.

Financial liabilities are initially recognized at fair value plus any attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

B.	Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or canceled.

C.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.3	Financial instruments (contd.)

	3.3.3	Derivative financial instruments

The Group holds derivative financial instruments to hedge its exposure to foreign currency, the CPI and copper prices. Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities. Derivative instruments are recognized initially at fair value; attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, derivative financial instruments are measured at fair value and the changes in fair value are recognized in the statement of income as incurred.

Embedded derivatives are separated from the host contract and accounted for separately if: (a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of the derivative; (c) the combined instrument is not measured at fair value through profit or loss.

Changes in the fair value of separable embedded derivatives are recognized in the statement of income as financing income or expense as incurred.

	3.3.4	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is revaluated in each period according to the actual increase in the CPI.

3.4.	Property, plant and equipment

	3.4.1	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the costs of dismantling and removing the items and restoring the site on which they are located when the Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment.

When major parts of the property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment.

Changes in the obligation to dismantle the items and restore the site on which they are located, other than changes deriving from the passing of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset should not exceed its carrying amount, and any balance is recognized immediately in the statement of income.

Gains or losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net under “other income” in the statement of income.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.4.	Property, plant and equipment (contd.)

	3.4.2	Subsequent expenditure

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied in the replaced item will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

	3.4.3	Capitalization of borrowing costs

Specific and non-specific borrowing costs were capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized using a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Other borrowing costs are recognized in the statement of income as incurred.

	3.4.4	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives. An asset is depreciated when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by the Group and intended to be exercised and the expected life of the improvement.

The estimated useful lives for the current and comparative periods are as follows:

	Years	Main depreciation (%)

NGN equipment	8	13
Digital switching equipment	4-10	20
Transmission and power equipment	5-10	10
Network equipment	5-25	4
Subscriber equipment and installations	3-7	25
Motor vehicles	6-7	17
Internet equipment	4	25
Office equipment	5-14	10
Electronic equipment, computers and internal communication systems	3-7	20
Cellular network	4-10	14
Buildings	25	4

Depreciation methods, useful lives and residual values are reviewed at least at each reporting year and adjusted as required.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.5.	Non-current assets held for sale

Non-current assets which are expected to be realized by way of sale rather than ongoing use, are classified as assets held for sale. These assets are presented at the lower of the carrying amount and fair value, less selling costs. Impairment losses at the time of initial classification of an asset held for sale, and subsequent gains or losses resulting from remeasurement, are recognized in the statement of income. Gains are recognized up to the cumulative amount of impairment loss recorded in the past.

3.6.	Intangible assets

	3.6.1	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. For information about measurement of goodwill at initial recognition, see section 3.1.1 above. In subsequent periods, goodwill is measured at cost less accumulated impairment losses.

	3.6.2	Software development costs

Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially applicable; and the Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development costs are recognized in the statement of income as incurred.

Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

	3.6.3	Subscriber acquisition

Direct sale commissions paid to dealers and salespersons for sales and upgrades to subscribers who have agreements with Group companies that include a commitment for a defined period and/or a penalty for early termination, are recognized as an intangible asset if the Company expects a return of those commissions from the service contracts. Subscriber acquisition amortization expenses are recognized in the statement of income over the period of the subscribers’ commitments on a straight line basis. When the subscriber terminates the agreement period, the balance of the asset is amortized immediately. Sales commissions that do not comply with these terms are recognized immediately as an expense in the statement of income.

	3.6.4	Software

The Group’s assets include computer systems consisting of hardware and software. Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as property, plant and equipment. However, licenses for stand-alone software, which adds functionality to the hardware, is classified (mainly) as intangible assets. Software depreciation is recognized in the statement of income using the straight-line method over the estimated useful life of the asset.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.6	Intangible assets (contd.)

	3.6.5	Rights to frequencies

Rights to frequencies refer to Pelephone’s rights to cellular communication frequencies according to a Ministry of Communications tender. Depreciation of the asset is recognized in the statement of income on the straight line method over the license term, which is 13 years and 7 months starting from the use of the frequencies.

	3.6.6	Other intangible assets

Other intangible assets acquired by the Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

	3.6.7	Subsequent expenditure

Subsequent expenditure is recognized as an intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure relating to generated goodwill and brands, is recognized in the statement of income as incurred.

	3.6.8	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of an asset, or another amount substituted for the cost, less its residual value.

Amortization, except for goodwill, is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use. Goodwill is not systematically amortized but is tested for impairment at least once a year.

Estimated useful lives for the current and comparative periods are as follows:

Type of asset	Amortization period

Development expenses	4-7 years
Other rights	3 - 10 years, depending on the useful life
Subscriber acquisition costs	Over the subscriber’s commitment period (12-36 months)
Frequency usage right	Over the term of the license for 13 years starting from the use of the frequencies
Computer programs and software licenses	Over the term of the license or the estimated time of use of the program

Amortization methods and useful lives are reviewed at least at each reporting year and adjusted if appropriate.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.7.	Leased assets

Leases, including leases of land from the Israel Land Administration, where the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset.

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset or assets. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

Other leases are operating leases and the leased assets are not recognized in the Group’s statement of financial position.

3.8.	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the moving average principle. Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

The inventories of a subsidiary include terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service it provides to its customers.

3.9.	Impairment

	3.9.1	Non-derivative financial assets

The Group tests a financial asset for impairment when objective evidence indicates that one or more loss events have had a negative effect on the estimated future cash flows of that asset.

When testing for impairment of available-for-sale financial assets that are equity instruments, the Group also examines the difference between the fair value of the asset and its original cost, the length of time the fair value of the asset is lower than its original cost and changes in the technological, economic or legal environment or in the market environment in which the issuer of the instrument operates. In addition, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.9	Impairment (contd.)

	3.9.1	Non-derivative financial assets (contd.)

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed for impairment collectively, in groups that share similar credit risk characteristics. The financial statements include specific provisions and Group provisions for doubtful debts, which properly reflect, in the estimation of the management, the loss inherent in debts for which collection is in doubt.

All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of income.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of income. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income.

	3.9.2	Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated.

The Group assesses the recoverable amount of goodwill and of assets which are unavailable for use once a year, or more frequently if there are indications of impairment.

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Determining cash-generating units

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (“cash-generating unit”).

Allocation of goodwill to cash-generating units

For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination or the purpose of impairment testing is allocated to cash-generating units that are expected to generate benefits from the synergies of the combination.

For purposes of goodwill impairment testing, when the non-controlling interests were initially measured according to their relative share of the acquiree’s net identifiable assets, the carrying amount of the goodwill is adjusted according to the rate the Company holds in the cash-generating unit to which the goodwill is allocated.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.9	Impairment (contd.)

	3.9.2	Non-financial assets

Recognition of impairment loss

Impairment losses are recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income. For cash generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash generating unit, after adjustment for goodwill, exceeds its recoverable amount.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

Allocation of impairment loss to non-controlling interests

An impairment loss is allocated between the owners of the Company and the non-controlling interests on the same basis that the profit or loss is allocated. Nevertheless, if an impairment loss allocated to non-controlling interest relates to goodwill that was not recognized in the consolidated financial statements, the impairment is not recognized as an impairment loss on goodwill. In such cases, only an impairment loss relating to goodwill that was allocated to the owners of the Company is recognized as an impairment loss on goodwill.

Reversal of impairment loss

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

	3.9.3	Investments in equity-accounted investees

An investment in an associate is tested for impairment when objective evidence indicates that there has been impairment.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. If objective evidence indicates that the value of the investment may have been impaired, the investment is tested for impairment.

3.10.	Employee benefits

	3.10.1	Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

A.	Defined contribution plans

The Group’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees. See Note 16.1 below.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.10	Employee benefits (contd.)

	3.10.1	Post-employment benefits (contd.)

		B.	Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is stated at present value and the fair value of any plan assets and the cost of past service not yet recognized are deducted. The discount rate is the yield at the reporting date on government bonds denominated in the same currency that have maturity dates approximating the terms of the Group’s obligation. The calculation is performed by a qualified actuary. See Note 16.2 below.

Gains or losses resulting from curtailments or settlements of a defined benefit plan are recognized in the statement of income. Such gains or losses include any resulting change in the present value of the obligation.

The Group recognizes immediately, directly in retained earnings through other comprehensive income, all actuarial gains and losses arising from defined benefit plans.

Interest costs and expected return on plan assets that were recognized in profit or loss are presented under financing income and expenses, respectively.

3.10.2	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on government bonds denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

3.10.3	Benefits for early retirement and dismissal

Employment termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

3.10.4	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.10	Employee benefits (contd.)

	3.10.5	Share-based payments

The fair value on the grant date of options for Company shares granted to employees is recognized as a salary expense with a corresponding increase in equity over the period during which the employee becomes entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

For share-based payment awards with non-vesting conditions, the fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognized an expense in respect of the awards whether or not the conditions have been met.

The fair value of the amount payable to employees in respect of share-based payments, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become entitled to payment. The liability is remeasured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized as salary expenses in the statement of income.

3.11.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows. The carrying amount of the provision is adjusted each period to reflect the time that has passed and is recognized as a financing expense.

The Group recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Group settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

	3.11.1	Legal claims

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

A.	More likely than not – more than 50% probability

B.	Possible – probability higher than unlikely and less than 50%

C.	Unlikely – probability of 10% or less

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, inter alia, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a few legal proceedings, received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 17 describes the amount of additional exposure due to contingent liabilities that are likely to be realized and contingent liabilities that are unlikely to be realized, however the maximum possible loss from the claim could place the continuation of the Group’s operations at risk in the current format.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.11	Provisions (contd.)

	3.11.2	Onerous contracts

A provision for onerous contracts is recognized when the benefits expected to be derived by the Group from the contracts are lower than the unavoidable cost of meeting its obligations according to the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group assesses the need for impairment on the assets associated with that contract.

	3.11.3	Site dismantling and clearing costs

A provision in respect of an obligation to dismantle and clear sites is made in accordance with IAS 37. The provision is made for those rental agreements for which the Group has an undertaking to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring it as necessary.

	3.11.4	Warranty

A subsidiary recognized a provision for warranty in respect of first-year insurances for cellular handsets. The warranty is limited to technical malfunctions defined by the subsidiary, and does not include warranty as a result of customer damages. However, an asset is recognized in respect of the manufacturer’s warranty for those handsets, which is limited to technical malfunctions defined by the manufacturer.

3.12.	Revenues

The Group’s revenues are mainly composed of revenues for fixed-line communication services, cellular services, international communication services, customer center services, communication services for other operators, sales and installation of communication equipment and internet services. Revenues are measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

	3.12.1	Equipment sales

Revenues from sales of terminal equipment are recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably and the Group companies have no continuing involvement with the goods.

Revenues from the sale of terminal equipment to subscribers in long-term credit arrangements are recognized upon delivery to the customer at the present value of the future cash flow expected from them, at the market interest rate for transactions of this kind. Financing income in respect of these transactions is recognized in the statement of income over the period of the installments by the effective interest method.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.12	Revenues (contd.)

	3.12.2	Revenues from services

Revenues from services rendered are recognized in the statement of income proportionately over the term of the agreement or upon providing the service if the flow of the economic benefits associated with providing the service is likely. Revenues from calls, including revenues from prepaid call cards, are recognized when the call is made by the customer.

	3.12.3	Multi-component sales agreements

For multi-component transactions in which terminal equipment is sold together with the customer’s undertaking to receive services, the Group applies the relative fair value method. Allocation of the revenues to a supplied component is limited to the amount of the consideration that is not contingent upon the supply of additional components.

Transactions which agreements do not include commitments for a defined period and/or a penalty for early termination, and there is no legal connection between the components that are sold, are not considered as multi-component transactions for accounting, but as separate transactions for the sale of terminal equipment and services. Accordingly, the Group recognizes revenues from these transactions according to the selling price of the terminal equipment or service when they are sold separately.

	3.12.4	Reporting gross or net revenues

When the Group acts as an agent or intermediary without bearing the risks and rewards deriving from the transaction, its revenues are recognized on a net basis. However, when the Group acts as a main supplier and bears the risks and rewards deriving from the transaction, its revenues are recognized on a gross basis.

3.13.	Financing income and expense

Financing income comprises interest income from deposits, dividend income, income interest accrued using the effective interest method in respect of the sale of terminal equipment in installments, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, foreign currency gains and gains on derivative instruments that are recognized in the statement of income (except for gains from hedging copper prices recognized in other operating income).. Interest income is recognized as it accrues using the effective interest method. Revenues from dividends are recognized when the Group’s right to receive the payment is established,

Changes in the fair value of financial assets at fair value through the statement of income also include income from dividends and interest.

Financing expenses comprise interest expense on borrowings, debentures issued, changes in time value of provisions and liabilities, changes in the fair value of financial assets at fair value through the statement of income, impairment losses recognized on financial assets (except for a provision for doubtful debts, which is recognized under operating and general expenses), financing expenses for provisions arising from legal claims and losses on hedging instruments that are recognized in the statement of income.

Foreign currency gains and losses are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.14.	Income tax expense

Income tax expense comprises current and deferred tax Income tax expenses are recognized in the statement of income except to the extent that it relates to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current taxes

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences:

●	Initial recognition of goodwill
●	Initial recognition of assets and liabilities in the transaction that is not a business combination and that affects neither accounting nor taxable profit.
●	Carry-forward losses that are not expected to be utilized in the foreseeable future
●	Differences arising from investment in subsidiaries and associates, if it is probable that they will not reverse in the foreseeable future and if the Group controls the date of reversal.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for carry-forward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offsetting deferred tax assets and liabilities

The Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

3.15.	Discontinued operations

A discontinued operation is presented for a previously consolidated associate in which the Group no longer retains control. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the earliest comparative period. See also Note 12.1.9.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.16.	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise warrants and share options granted to employees.

3.17.	Segment reporting

An operating segment is a component of the Group that meets three conditions as follows:

	A.	It engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components.

	B.	Its operating results are reviewed regularly by the Group’s chief operating decision maker, in order to make decisions about resources to be allocated to the segment and assess its performance.

	C.	Separate financial information is available in its respect.

3.18.	Transactions with a controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction.. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

3.19.	Dividends declared subsequent to the reporting date

An obligation relating to a dividend proposed or declared after the reporting date is recognized only in the period in which the declaration was made.

3.20.	New standards and interpretations not yet adopted

3.20.1	IFRS 9 (2010), Financial Instruments (“the Standard”)

This Standard is one of the stages in a comprehensive project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39.

The Standard is effective for annual periods beginning on or after January 1, 2015. Early application is permitted, subject to disclosure and subject to parallel adoption of other IFRSs set out in the appendix to the Standard. The Standard is to be applied retrospectively other than in a number of exceptions. The Group is examining the effects of adopting the Standard on the financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2011

3.	Significant Accounting Policies (Contd.)

3.20	New standards and interpretations yet to be adopted (contd.)

	3.20.2	A new suite of accounting standards on consolidation of financial statements, joint arrangements and disclosure of involvement with other entities.

In May 2011, the IASB published a new suite of accounting standards for consolidation of financial statements and related issues. The Group is examining the effect of adopting the standards on the financial statements. The standards are to be applied retrospectively for annual periods commencing on or after January 1, 2013. Early adoption is permitted, subject to the conditions that were determined. New standards published:

A.	IFRS 10, Consolidated Financial Statements

B.	IFRS 11, Joint Arrangements

C.	IFRS12, Disclosure of Interests in Other Entities

3.20.3	IFRS 13, Fair Value Measurement (“the Standard”)

The Standard supersedes the guidelines for fair value measurement in other IFRSs. For this purpose, the Standard defines fair value, provides guidelines for fair value measurement and determines new disclosure requirements for fair value measurement. The Standard is effective for annual periods beginning on January 1, 2013. Early adoption is permitted, subject to the conditions that were determined. The Group is examining the effects of adopting the Standard on the financial statements.

3.20.4	The amendment to IAS 19, Employee Benefits (“the Amendment”)

The Amendment includes a number of revisions to accounting guidelines for employee benefits. The Amendment is effective retrospectively for annual periods commencing on or after January 1, 2013. Early adoption is permitted provided that disclosure is provided. The Group is examining the effect of adopting the Amendment on the financial statements.

3.20.5	Amendment to IAS 32, Financial Instruments: Presentation, and Amendment to IFRS 7 Financial Instruments: Disclosure, Regarding Transfers of Financial Assets and Liabilities (“the Amendments”).

The amendment to IAS 32 clarifies conditions that can offset financial assets and liabilities in the statement of financial position and determines that an entity has an immediate enforceable legal right to offset the amounts recognized, if this right is not conditional on a future event and is enforceable during the normal course of business as well as in the event of insolvency or bankruptcy. The amendment to IFRS 7 introduces new disclosure requirements for financial assets and liabilities that were offset in the statement of financial position.

The amendment to IAS 32 will be applied retrospectively for annual periods beginning on or after January 1, 2014. Early adoption is permitted, subject to the conditions that were determined.

The amendment to IFRS 7 will be applied retrospectively for annual periods beginning on or after January 1, 2013. The Group is examining the effect of adopting the Amendments on the financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2011

4.	Determination of Fair Value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the methods described below. Further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

4.1.	Investment in securities

The fair value of investments in financial funds, shares and debentures (at fair value through profit or loss or available for sale) is determined by reference to their quoted closing bid price at the reporting date. If there is no available quote, the fair value is measured with the utmost consideration of available market information (such as the use of an interest curve), and by means of an appropriate valuation technique.

4.2.	Trade receivables

The fair value of trade receivables for sales in installments is measured at initial recognition based on the present value of the future cash flows, discounted at the market interest rate on the transaction date. Subsequent to initial recognition, the fair value of trade and other receivables, for disclosure purposes only, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. See also Note 7.

4.3.	Derivatives

The fair value of forward exchange contracts, the CPI or copper prices and foreign currency options is based on their quoted price, if available. If a quoted price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract, using an appropriate interest rate.

4.4.	Intangible assets

The fair value of a brand acquired in a business combination is based on the relief from royalty methodology, according to which the brand value is estimated by discounting the appropriate amount of the royalty payments, which the user of the asset would pay for the use of the asset had it not owned the asset. The fair value of customer relations, order backlog and technology knowhow acquired in a business combination is determined using the multi-period excess earnings methodology.

4.5.	Non-derivative financial liabilities

The fair value of the non-derivative financial liabilities, which is determined for disclosure purposes, is determined by reference to the quoted closing asking price at the reporting date. If such a quoted price is not available, fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

4.6.	Share-based payments

The fair value of employee share options and of cash-settled share based payments is measured using the Black-Scholes model. The assumptions of the model include the share price on the date of measurement, the exercise price of the instrument, expected volatility (based on the weighted average of historical volatility, adjusted for changes expected due to publicly available information), the projected useful life of the instruments (based on past experience and the general behavior of the option-holders), expected dividends, and the risk-free interest rate (based on government bonds). See also Note 26.

Notes to the Consolidated Financial Statements as at December 31, 2011

5.	Cash and cash equivalents

	December 31	December 31
	2011	2010
	NIS million	NIS million

Bank balances	58	55
Call deposits	1,294	310
	1,352	365

In 2011, the effective interest rate for call deposits was 3.12%-2.7%

in 2010: 1.59% - 1.5%). For deposits, the average maturity period was 3-9 days (in 2010: 4-7 days) See also Note 30.

6.	Investments, including derivatives

	6.1.	Categories of financial assets

	December 31	December 31
	2011	2010
	NIS million	NIS million

Current investments
Financial assets held for trading (monetary reserves)	915	–
Derivatives and other investments	31	7
	946	7

Non-current investments
Bank deposit for providing loans to employees *	76	83
Available-for-sale financial assets	39	31
Derivatives and other investments	4	15
	119	129

	1,065	136

* The deposit serves as a security for providing bank loans to Company employees. The deposit is unlinked and the effective interest rate of the deposit at December 31, 2011 is 2.29% (in 2010, 2.15%). The Company is liable for the loans to employees. The deposit is stated at its present value, taking into account the loan repayment schedule, based on a weighted average discount rate of 3.19% (in 2010, 3.28%).

6.2.	Analysis of forecasted maturity dates

	2012	TBD	Total
	NIS million	NIS million	NIS million

Financial assets held for trading (monetary reserves)	915	–	915
Available-for-sale financial assets	–	39	39
Bank deposit for providing loans to employees	–	76	76
Derivatives and other investments	31	4	35
	946	119	1,065

Notes to the Consolidated Financial Statements as at December 31, 2011

7.	Trade and other receivables

Composition of trade and other receivables

	December 31	December 31
	2011	2010
	NIS million	NIS million

Trade receivables *
Open accounts	827	719
Credit cards and checks receivable	418	554
Revenues receivable	307	413
Current maturities of long-term receivables	1,439	992
Related and interested parties	68	23
	3,059	2,701
Other receivables and current tax assets
Prepaid expenses	70	119
Other receivables (mainly from real estate sales)	212	105
Current tax assets	4	3
	286	227
Long-term trade and other receivables
Trade receivables – open debts **	1,439	954
Trade receivables - associate	12	44
Other receivables (mainly from real estate sales)	48	116
	1,499	1,114

	4,844	4,042

* The amount of trade receivables is stated net of the provision for doubtful debts

**
Capitalized interest is based on the total average cost of unlinked credit provided by the seven large banks, as published by the Bank of Israel once a month. The interest rates used by the Company for capitalization in 2011 are 5.04%-6.28% (in 2010: 4.24% - 5.06%).

Trade and other receivables include NIS 40 million for trade and other receivables denominated in the US dollar (in 2010: NIS 38 million).

Expected payment dates for long-term trade and other receivables:

Expected payment dates	December 31, 2011
NIS million

2013	1,065
2014	422
2015	9
2016	3
1,499

Notes to the Consolidated Financial Statements as at December 31, 2011

7.	Trade and other receivables (Contd.)

Aging of trade receivables at the reporting date:

	December 31, 2011		December 31, 2010
	Trade receivables (gross)	Provision for doubtful debts	Trade receivables (gross)	Provision for doubtful debts
	NIS million	NIS million	NIS million	NIS million

Not past due	4,256	(40)	3,423	(39)
Past due up to one year	267	(78)	294	(80)
Past due one to two years	134	(79)	127	(73)
Past due more than two years	195	(145)	176	(129)
	4,852	(342)	4,020	(321)

Change in provision for doubtful debts during the year:

	2011	2010
	NIS million	NIS million

Balance as at January 1	321	282
Impairment loss recognized	68	62
Bad debts	(47)	(28)
Additions in respect of a business combination	–	5
	342	321

Notes to the Consolidated Financial Statements as at December 31, 2011

8.	Income tax expenses

	8.1.	General

Current tax expense
For the current period	747	823	671
Adjustments for prior years, net	2	–	(30)
	749	823	641

Deferred tax expense
Creation and reversal of temporary differences	31	114	136
Effect of change in tax rates	(25)	(5)	30
	6	109	166

Income tax expenses	755	932	807

8.2.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31
	2011	2010	2009
	NIS million	NIS million	NIS million

Profit before income tax	2,816	3,374	2,969

Statutory tax rate	24%	25%	26%

Income tax at the statutory tax rate	676	844	772
Differences in the tax rate	(23)	(8)	60
Expenses (revenues) not recognized for tax purposes	48	31	(4)
Adjusted tax calculated for the Company’s share in the losses of equity-accounted investees	52	65	9
Taxes for previous years	2	–	(30)
	755	932	807

8.3.	Unrecognized deferred tax assets and liabilities

8.3.1
The calculation of deferred taxes does not take into account the taxes that would be applicable in the case of disposal of investments in subsidiaries and associates, since the Group intends to retain the investment. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

	8.3.2	Deferred tax assets have not been recognized in respect of carry-forward capital losses for tax purposes as at December 31, 2010, in the amount of NIS 19 million.

8.3.3
Deferred tax assets relating to carry-forward losses and tax benefits were not recognized because their utilization in the foreseeable future is not likely. The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items since it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

Notes to the Consolidated Financial Statements as at December 31, 2011

8.	Income tax expenses (contd.)

8.3	Unrecognized deferred tax assets and liabilities (contd.)

8.3.4
DBS (an equity-accounted associate, see also Note 12.1 below) has carry-forward losses and deductions for inflation for tax purposes amounting to NIS 4.8 billion at the reporting date (as at December 31, 2010 – NIS 4.6 billion).

	8.3.5	DBS does not create deferred tax assets since it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

8.4.	Recognized tax assets and deferred tax liabilities

Deferred tax assets and tax liabilities are attributed to the following items:

	Assets		Liabilities		Net
	2011	2010	2011	2010	2011	2010
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Property, plant and equipment	–	–	209	149	(209)	(149)
Doubtful debts	61	54	–	–	61	54
Employee benefit plan	298	264	–	–	298	264
Share-based payments	16	20	–	–	16	20
Provisions	26	29	–	–	26	29
Other assets and carry-forward losses	12	8	50	55	(38)	(47)
	413	375	259	204	154	171

8.5.	Changes in temporary differences during the year

	Balance at January 1, 2010	Changes recognized in profit or loss	Changes recognized in capital	Business combinations	Balance at December 31, 2010	Changes recognized in profit or loss	Changes recognized in capital	Balance at December 31, 2011
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Property, plant and equipment	(130)	(19)	–	–	(149)	(60)	–	(209)
Doubtful debts	47	7	–	–	54	7	–	61
Employee benefit plans	338	(70)	(4)	–	264	44	(10)	298
Share-based payments	33	(13)	–	–	20	(4)	–	16
Provisions	38	(9)	–	–	29	(3)	–	26
Other assets and carry-forward losses	(4)	(5)	(1)	(37)	(47)	11	(2)	(38)
	322	(109)	(5)	(37)	171	(5)	(12)	154

Deferred tax assets in the statement of financial position					254			223
Deferred tax liabilities in the statement of financial position					(83)			(69)
					171			154

Notes to the Consolidated Financial Statements as at December 31, 2011

8.	Income tax expenses (contd.)

8.6.	Amendments to the Income Tax Ordinance

On December 5, 2011, the Knesset approved the Law for Change in the Tax Burden (Legislative Amendments), 2011. According to the law, from 2012 onwards, the corporate tax rate will be 25%. The deferred tax balances as at December 31, 2011 were based on the new tax rate set out in this law, according to the expected tax rate at the reversal date. The effect of the change in the tax rate on the financial statements as at December 31, 2011 is reflected in an increase in deferred tax assets and a decrease of NIS 25 million in tax expenses.

8.7.	Non-applicability of IFRS for tax purposes

Under the Amendment to the Income Tax Ordinance (Amendment 174 and Amendment 188), Israel Accounting Standard No. 29 - Adoption of International Financial Reporting Standards (IFRS) will not apply to determining taxable income in 2007-2011, other than for the preparation of the financial statements.

8.8.	Final tax assessments

8.8.1	The Company has final tax assessments up to and including 2004.

8.8.2	Pelephone has received final tax assessments up to and including the year ended December 31, 2006.

In addition, in the tax assessment that Pelephone received for the 2007 tax year, the tax assessor determined that Pelephone had taxable income of NIS 151 million in 2007 instead of a carry-forward loss to 2008 of NIS 337 million, as Pelephone had reported in its tax returns. Accordingly, Pelephone was required to pay NIS 33 million beyond the amount included under current taxes for 2007. All issues raised by the tax assessor are for the timing of recognition of certain income and expenses for tax purposes. Pelephone rejects the demands of the Tax Authority, and appealed this assessment.

8.8.3	Bezeq International has received final tax assessments up to and including 2005.

8.8.4	Bezeq Online has received final tax assessments up to and including 2007.

8.8.5	Walla has received final tax assessments up to and including 2006.

Notes to the Consolidated Financial Statements as at December 31, 2011

9.	Property, plant and equipment

	Land and buildings	Switching, transmission, power, cellular equipment	Network equipment	Subscriber equipment	Vehicles	Office equipment and computers	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Cost or deemed cost
Balance as at January 1, 2010	2,033	4,720	12,790	606	97	1,261	21,507
Additions	64	471	525	106	78	84	1,328
Disposals (9.2 below)	(92)	(223)	(367)	(256)	(5)	(9)	(952)
Transfer from assets held for sale	40	–	–	–	–	–	40
Addition in respect of a business combination	10	–	–	–	–	57	67
Balance as at December 31, 2010	2,055	4,968	12,948	456	170	1,393	21,990
Additions	86	533	634	155	82	95	1,585
Disposals (9.2 below)	(14)	(177)	(580)	(110)	(5)	(74)	(960)
Transfer to assets held for sale	(71)	–	–	–	–	–	(71)
Balance as at December 31, 2011	2,056	5,324	13,002	501	247	1,414	22,544

Depreciation and impairment losses
Balance as at January 1, 2010	1,479	2,592	10,504	448	44	1,012	16,079
Depreciation for the year	59	607	235 *	96 *	14	103	1,114
Disposals (9.2 below)	(73)	(222)	(343)	(246)	(4)	(9)	(897)
Transfer from assets held for sale	30	–	–	–	–	–	30
Additions in respect of a business combination	7	–	–	–	–	47	54
Balance as at December 31, 2010	1,502	2,977	10,396	298	54	1,153	16,380
Depreciation for the year	60	570	236	92	30	92	1,080
Disposals (9.2 below)	(5)	(175)	(520)	(101)	(5)	(74)	(880)
Transfer to assets held for sale	(58)	–	–	–	–	–	(58)
Balance as at December 31, 2011	1,499	3,372	10,112	289	79	1,171	16,522

Carrying amount
As at January 1, 2010	554	2,128	2,286	158	53	249	5,428

As at December 31, 2010	553	1,991	2,552	158	116	240	5,610

As at December 31, 2011	557	1,952	2,890	212	168	243	6,022

* Reclassified, see Note 2.9.

9.1	Residual value

The residual value of the Group’s copper cables is assessed at the end of each reporting year. The residual value is NIS 469 million and NIS 689 million as at December 31, 2011 and December 31, 2010, respectively. The change in the residual value is not expected to have a material impact on the depreciation expenses in the future.

9.2
Property, plant and equipment in the Group is derecognized at the end of each year upon reaching full depreciation, except for land, buildings, vehicles and copper cables, which are derecognized upon their sale. In 2011, the Group derecognized fully depreciated property at a cost of NIS 348 million (in 2010 NIS 847 million).

9.3	In July 2008, the Company launched the NGN project to replace the existing network. In 2011, most of the network had been deployed.

Notes to the Consolidated Financial Statements as at December 31, 2011

9.	PROPERTY, PLANT AND EQUIPMENT (CONTD.)

9.4
The Group companies reviewed the useful life of the property, plant and equipment through the depreciation committee, in order to determine the estimated useful life of their equipment. Following the findings of the committees, minor changes were made in the estimated useful life of certain assets.

9.5
Most of the real estate assets used by the Company were transferred to it by the State of Israel, according to the provisions in the asset transfer agreement signed between the Company and the State on January 31, 1984. Some of these assets were leased for 49 years, with an option for an extension for another 49 years, and others were rented for two years, renewable each time for another two years. The rights are amortized over the term of the lease period.

9.6
As at December 31, 2011, trade payables for credit acquisitions of property, plant and equipment amounted to NIS 99 million. In addition, at December 31, 2011, payables for the sale of property, plant and equipment amounted to NIS 211 million.

	9.7	At the reporting date, there are agreements to purchase property, plant and equipment amounting to NIS 387 million (in 2010, NIS 300 million).

	9.8	See Note 19 for liens.

Notes to the Consolidated Financial Statements as at December 31, 2011

10.	Intangible assets

	Goodwill	Computer software and licenses and discounted development costs	Subscriber acquisition	Right of use in communication and cellular frequencies	Others	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Cost
Balance as at January 1, 2010	1,039	1,367	231	424	64	3,125
Acquisitions or additions from independent development	–	218	81	–	–	299
Disposals *	–	(309)	(160)	–	–	(469)
Additions in respect of a business combination	194	–	–	–	187	381
Balance as at December 31, 2010	1,233	1,276	152	424	251	3,336
Acquisitions or additions from independent development	3	247	79	–	4	333
Disposals	–	–	(73)*	(36)	–	(109)
Balance as at December 31, 2011	1,236	1,523	158	388	255	3,560

Amortization and impairment losses
Balance as at January 1, 2010	6	989	166	29	50	1,240
Amortization for the year	–	137	82	31	19	269
Disposals *	–	(309)	(160)	–	–	(469)
Addition in respect of a business combination	47	–	–	–	1	48
Balance as at December 31, 2010	53	817	88	60	70	1,088
Amortization for the year	–	144	83	30	30	287
Disposals *	–	–	(72)	–	–	(72)
Balance as at December 31, 2011	53	961	99	90	100	1,303

Carrying amount
As at January 1, 2010	1,033	378	65	395	14	1,885

As at December 31, 2010	1,180	459	64	364	181	2,248

As at December 31, 2011	1,183	562	59	298	155	2,257

* Fully amortized intangible assets

Notes to the Consolidated Financial Statements as at December 31, 2011

10.	Intangible assets (contd.)

Total value of goodwill attributable to each cash-generating unit:

	2011	2010
	NIS million	NIS million

Cellular communication – Pelephone Communications Ltd. (1)	1,027	1,027
Others (2)	156	153
	1,183	1,180

(1)	Goodwill impairment testing - Pelephone

The value of the use of cellular communications – Pelephone, was calculated using the discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on Pelephone’s results in 2011 and future growth and market shares are affected by the intensifying competition, regulation and new operators (MVNOs and a fifth cellular operator). In addition, it is assumed that Pelephone’s new network will contribute to its marketing position and contribute to ARPU following the increase in revenues from roaming services and content/added value services.

The five-year revenue forecast is based on the forecast of the number of subscribers and average income and sales of terminal equipment, with reference to the effect of the entry of MVNO, the entry of a fifth operator and increased competition as well as reduction of interconnect prices. Some impairment of revenues from cellular services was assumed, which was partially offset by an increase in revenues from the sale of terminal equipment.

The operating, sales and marketing expenses were adjusted for Pelephone’s volume of operations. The investments were estimated according the assumptions of an independent assessor regarding Pelephone’s investments, which includes investment in the LTE network (including acquisition of frequencies) in 2013-2014 (which have not yet been approved by the management of Pelephone), and ongoing investments.

The cost of capital used is 11%. In addition, it was assumed that the permanent growth of Pelephone will be 1%.

This valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record an impairment of Pelephone’s cellular cash-generating unit.

(2)	The need for a provision for impairment in another subsidiary, which is not material, was assessed, and following the assessment, a provision for impairment was not recognized.

11.	Deferred and other expenses

	December 31, 2011	December 31, 2010
	NIS million	NIS million

Long-term prepaid expenses in respect of use of capacities *	278	288
Other prepaid expenses	4	4
	282	292

*
See Note 3.7 above. In addition, in October 2011, Bezeq International entered into an agreement with Mediterranean Nautilus to expand and change the existing user rights in the international optic network that it operates, which will be used as a backup for Bezeq International’s cable between Israel and Italy. This agreement is not expected to have a material impact on the Company’s results.

The amount of amortization recognized in the statement of income in 2011 is NIS 28 million (in 2010, NIS 26 million; in 2009, NIS 22 million).

Notes to the Consolidated Financial Statements as at December 31, 2011

12.	Investees

	12.1.	Equity-accounted associates

Below is a summary of the major associate, DBS Satellite Services (1998) Ltd. (“DBS”), without adjustment for ownership percentage held by the Group:

	December 31, 2011	December 31, 2010
Condensed statement of financial position	NIS million	NIS million
Current assets	181	180
Non-current assets	1,101	1,063
Total assets	1,282	1,243
Current liabilities	771	802
Non-current liabilities	4,161	3,863
Total liabilities	4,932	4,665
Capital deficit	(3,650)	(3,422)

	2011	2010
Condensed statement of income	NIS million	NIS million
Revenues	1,619	1,583
Gross profit	591	454
Operating profit	295	178
Loss for the year	(230)	(314)

The Company holds 49.78% of the share capital of DBS In addition, at the reporting date, the Company has warrants that confer the right to 8.6% in DBS shares. In view of the 2009 ruling of the Supreme Court not to approve the Company’s merger with DBS, the warrants are not exercisable by the Company at the approval date of the financial statements. See also Note 12.1.9 below.

The Group attaches the financial statements of DBS to these financial statements

12.1.1
As at December 31, 2011 and December 31, 2010, the Company’s investment in DBS includes the Company’s investments in shares, share options and loans. The loans are presented at fair value as at August 21, 2009 (the date of deconsolidation) plus interest and linkage differences and less the Company’s share in the losses at that date. For details of deconsolidation of DBS in 2009, see section 12.1.9 below.

12.1.2	Composition of investments in DBS:

	2011	2010
	NIS million	NIS million

Balance as at January 1	1,084	1,184
Interest and linkage differences	189	159
Company’s share in capital reserves	1	4
Company’s share in losses	(217)	(263)
Balance as at December 31	1,057	1,084

The Company’s subsidiaries have investments in other associates amounting to NIS 2 million as at December 31, 2011.

Notes to the Consolidated Financial Statements as at December 31, 2011

12.	Investees (contd.)

12.1	Equity-accounted associates (contd.)

	12.1.3	Details of the Company’s loans to DBS, according to the terms of the loans and details of the carrying amount of the loans as stated in the financial statements:

	Balance at December 31, 2011		December 31, 2010
	Carrying amount	Value according to the terms of the loans **	Carrying amount	Value according to the terms of the loans **
	NIS million	NIS million	NIS million	NIS million

CPI-linked loans (1)	59	1,173	44	1,145
CPI-linked loans, bearing interest at a rate of 5.5% (2)	214	309	172	286
CPI-linked loans, bearing interest at a rate of 11% (2)	1,276	1,266	1,135	1,112
	1,549	2,748	1,351	2,543

*	The fair value at the deconsolidation date, including interest and linkage differences accumulated from the deconsolidation date through to December 31, 2011 and December 31, 2010, respectively.

**	Balance of the loans plus interest and linkage differences according to the terms of the loans

(1)	The loans extended to DBS by the Company until July 10, 2002 (“the Old Shareholders’ Loans”) are linked to the known CPI, do not have a repayment date and do not bear interest.

(2)
In accordance with the agreement between DBS and the shareholders as at December 30, 2002, it was decided that the loans extended by some of the shareholders (including the Company) to DBS as from July 10, 2002 (“the New Shareholders Loans”), will have preference over the Old Shareholders Loans. In accordance with the agreement, the New Shareholders Loans will be eligible for full settlement by DBS before any dividend is distributed by DBS and/or the repayment of the Old Shareholders Loans extended to DBS by the shareholders, and subject to the cash flows and liabilities of DBS under the agreements with the banks. No repayment dates were set for the new loans as well.

12.1.4	Financial position of DBS

Since commencing its operations, DBS has accumulated considerable losses. The losses in 2011 and 2010 amounted to NIS 230 million and NIS 314 million, respectively. As a result of these losses, the capital deficit and working capital deficit of DBS as at December 31, 2011 amounted to NIS 3,650 million and NIS 590 million, respectively.

The management of DBS believes that the financial resources available to it will be sufficient for its operating needs in the coming year based on the forecasted cash flow approved by DBS’s board of directors. If additional resources are required to meet its operational requirements for the coming year, DBS will adapt its operations to preclude the need for additional resources beyond those available to it. In recent years, DBS has raised external financing to expand its investments. At the reporting date, any significant increase in the investments of DBS will require an expansion of the financing sources at its disposal.

Notes to the Consolidated Financial Statements as at December 31, 2011

12.	Investees (contd.)

12.1	Equity-accounted associates (contd.)

	12.1.5	Financial covenants and stipulations applicable to DBS

The terms of loans and credit facility that DBS received from banks (NIS 535 million as at December 31, 2011) impose the following restrictions: the lien or sale of certain assets, receipt of credit from other banks (without the prior approval of the lending bank), distribution of a dividend, repayment of shareholder loans, transactions with interested parties, changes in the shareholding ratio of shareholders, the Company’s compliance with various licenses granted to it, purchase of securities by the Company and the establishment of a subsidiary, and the issuance of shares or other securities of the Company.

According to the financing agreement, DBS is required to comply with the minimum debt coverage ratio between its cash balance (cash, deposits and available for sale securities plus the unused balance of the short-term bank credit), plus the excess before its financing (the total net cash arising from operating activities in the preceding four quarters, less the total cash arising from investing activities in those four quarters according to the statement of cash flow) and the total capital and interest payments (the total repayable amount in the four quarters subsequent to the assessed quarter, on account of long-term bank credit and Debentures (Series A) and (Series B). The covenant targets rise gradually until 2013, when the covenant targets for December 31, 2011 were equal to a minimum debt coverage ratio of 1.05. As at December 31, 2011, DBS is in compliance with this covenant (the debt coverage ratio was 1.55).

DBS is also in compliance with the minimum and maximum suppliers credit. This covenant is measured according to the balance of the liabilities to suppliers and service providers for the period commencing at the beginning of that calendar year and ending at the end of the measured quarter. The covenant target is that suppliers’ credit will be no less than NIS 300 million and no more than NIS 500 million (the maximum target does not include credit of up to NIS 100 million from suppliers that are interested parties, provided the credit from suppliers that are not interested parties does not exceed NIS 500 million. As at December 31, 2011, DBS is in compliance with this covenant (suppliers’ credit was NIS 428 million).

In addition, the trust deed for Debentures (Series B) issued by DBS stipulates that DBS is required to meet a maximum debt-EBITDA ratio of 5.7 every quarter. As at December 31, 2011, DBS is in compliance with this covenant (the debt-EBITDA ratio was 2.86).

12.1.6
As collateral for the guarantees and liabilities (for bank credit and Debentures (Series A) and (Series B)) amounting to NIS 1.6 billion, DBS recognized current liens on all its assets and fixed liens on some of its assets (subject to restrictions set out in the Communications Law).

	12.1.7	DBS has a current debt to the Group companies. The balance of DBS’s current debt to the Group companies amounts to NIS 65 million, of which NIS 53 million is to the Company.

	12.1.8	For the guarantees that the Company provided to DBS, see Note 19.4 and 19.6.

Notes to the Consolidated Financial Statements as at December 31, 2011

12.	Investees (contd.)

12.1	Equity-accounted associates (contd.)

	12.1.9	Deconsolidation of DBS in 2009

On August 20, 2009, the Supreme Court accepted the appeal of the Antitrust Commissioner against the merger notice filed by the Company and DBS regarding exercise of options for DBS shares by the Company, and ruled against the merger. The ruling of the Supreme Court is a peremptory ruling. Until the ruling of the Supreme Court, the Company consolidated the financial statements of DBS in its financial statements (the Company held 49.78% of the share capital of DBS), even though it did not have legal control of DBS, as in view of all the circumstances, including the Company’s additional potential voting rights by virtue of the options, in the opinion of the Company, it was able to direct the financial and operational policy of DBS.

The Company estimates that the ruling of the Supreme Court, which is final and irrevocable, constitutes an external legal barrier to the Company’s ability to obtain more than 50% of the voting rights in DBS, will lead to a material change in the operations between the Company and YES and its shareholders, following which the Company will no longer be able to direct the financial and operational policy of DBS. Therefore, the Company cannot be regarded as controlling DBS (neither legally nor effectively). Accordingly, as from August 21, 2009, the Company no longer consolidates the reports of DBS in its financial statements and the investment in DBS shares is stated according to the equity method commencing from that date.

At the deconsolidation date, the Company presented its investment in shares, share options and loans to DBS according to the equity method based on a valuation by an independent assessor. According to the opinion, the value of the Company’s investment in shares, share options and loans to DBS is estimated at between NIS 1.234 billion and NIS 1.145 billion.

This included valuation of the fair value of DBS’s tangible assets, intangible assets (except for goodwill) and liabilities. It is noted that In February 2011, the Company received an adjusted valuation from the assessor, according to which the value of the investment is between NIS 1.138 billion and 1.234 billion, including an adjustment to the allocation of the value to various equity and debt components. The adjustment has no material effect on the financial statements.

The difference between the fair value of the remaining investment in DBS at the deconsolidation date and the Company’s share in the identifiable assets and liabilities of DBS at that date constitute the goodwill included in the calculation of the Company’s investment in DBS at the deconsolidation date. At the deconsolidation date and as at December 31, 2011 and December 31, 2010, goodwill that was included as part of the investment amounts to NIS 814 million. On August 21, 2009, the Company stated the investment at NIS 1.175 billion and recognized a profit of NIS 1.538 billion under profit from discontinued operations.

The Company was informed, in the context of the approval given to the controlling shareholder of the Company (who indirectly holds shares in DBS) to acquire core control in the Company, that the controlling shareholder was required to sell his holdings in DBS and until completion of the sale, to transfer his shares in DBS to a trustee. To the best of the Company’s knowledge, the Antitrust Commissioner is discussing these conditions.

Notes to the Consolidated Financial Statements as at December 31, 2011

12.	Investees (contd.)

12.1	Equity-accounted associates (contd.)

	12.1.9	Deconsolidation of DBS in 2009 (contd.)

Results of discontinued operations as stated in the financial statements for 2009:

From January 1 to August 20 2009 NIS million

Revenues	970
Cost of revenues	663
Gross profit	307
Selling and marketing expenses	79
General and administrative expenses	74
153

Operating profit	154
Financing expenses, net	313
Loss after financing expenses	(159)
Profit from deconsolidation of a subsidiary	1,538
Profit from discontinued operations	1,379

12.2.	Subsidiaries held directly by the Company

	12.2.1	General

	Country of incorporation	Company’s rights in capital	Amounts provided by the Company to subsidiaries	Investment in equity-accounted subsidiaries
			NIS million	NIS million

2011
Pelephone Communications Ltd.	Israel	100%	732	4,169
Bezeq International Ltd.*	Israel	100%	160	830
Bezeq Online Ltd.	Israel	100%	17	41
Bezeq Zahav (Holdings) Ltd.	Israel	100%	893	–
Walla! Communications Ltd.**	Israel	71.55%	–	174
Stage One Venture Capital Fund	Israel	71.8%	–	42
			1,802	5,256
2010
Pelephone Communications Ltd.	Israel	100%	–	3,983
Bezeq International Ltd.*	Israel	100%	–	743
Bezeq Online Ltd.	Israel	100%	5	30
Bezeq Zahav (Holdings) Ltd.	Israel	100%	1,049	–
Walla! Communications Ltd.**	Israel	71.55%	–	188
Stage One Venture Capital Fund	Israel	71.8%	–	40
			1,054	4,984

*	The Company provided a guarantee in favor of banks in connection with credit of up to NIS 70 million granted to Bezeq International

**	Walla has investments in other subsidiaries that are not material.

Notes to the Consolidated Financial Statements as at December 31, 2011

12.	Investees (contd.)

12.2	Subsidiaries held directly by the Company (contd.)

	12.2.2	Dividend received or receivable from subsidiaries

	Year ended December 31
	2011	2010
	NIS million	NIS million

From Pelephone Communications Ltd.	869	625
From Bezeq International Ltd.	92	216
From Stage One Venture Capital Fund	3	10
	964	851

12.2.3	Details of Group entities

A.	Pelephone Communications Ltd.

Pelephone Communications Ltd. (“Pelephone”) is a wholly-owned subsidiary of the Company. Pelephone provides cellular communication services and value added services and markets and repairs terminal equipment.

B.	Bezeq International Ltd.

Bezeq International Ltd. (“Bezeq International”) is a wholly-owned subsidiary of the Company. Bezeq International provides internet access (ISP) services, international communications services and network end point (NEP) services.

C.	Bezeq Online Ltd.

Bezeq Online Ltd. (“Bezeq Online”) is a wholly-owned subsidiary of the Company. providing call center outsourcing services.

D.	Bezeq Zahav (Holdings) Ltd.

Bezeq Zahav (Holdings) Ltd. (“Bezeq Zahav”) is wholly-owned subsidiary of the Company. Bezeq Zahav holds debentures (Series 5) issued by the Company. See Note 13.2.4.

E.	Walla! Communications Ltd.

Walla! Communications Ltd. (“Walla”) is controlled by the Company and the Company holds 71.55% of Walla shares. Walla is a public company and its shares are traded on the Tel Aviv Stock Exchange. The market value of the Walla shares held by the Company as at December 31, 2011 is NIS 137 million. Walla provides internet management and media services for a range of populations. For information about publication of the complete tender offer by the Company to acquire the entire shares of Walla held by the public, subsequent to the reporting date, see Note 32.3.

F.	Stage One Venture Capital Fund (Israel) L.P.

This is a venture capital fund in which the management rights are held by the general partner (Stage One Capital Investments LP) and the Company has rights to profits. See Note 3.1.6 above.

Subsequent to the reporting date, the fund signed an agreement to sell the shares of one of the companies in which the fund invested. Following the agreement, in the first quarter of 2012, the Group is expected to recognize financing revenues of USD 18 million from the disposal of available-for-sale assets.

Notes to the Consolidated Financial Statements as at December 31, 2011

13.	Debentures, loans and borrowings

13.1.	Composition:

	December 31, 2011	December 31, 2010
	NIS million	NIS million

Current liabilities
Short-term credit	3	7
Current maturities of debentures	507	895
Current maturities of bank loans	255	47
	765	949
Non-current liabilities
Debentures	4,663	1,967
Bank loans	4,150	2,801
	8,813	4,768

	9,578	5,717

13.2.	Terms and debt repayment schedule

		December 31, 2011		December 31, 2010
		Carrying amount Balance	Nominal value	Carrying amount Balance	Nominal value	Interest rate range
		NIS million	NIS million	NIS million	NIS million

Short-term credit		3	3	7	7
Total unlinked loans at variable interest	See 13.2.1 and 13.2.2	2,470	2,470	1,370	1,370	Prime -0.33% to +0.2%
Total unlinked loans at fixed interest	See 13.2.1 and 13.2.2	1,800	1,800	1,300	1,300	6.85% - 5%
CPI-linked loans at fixed interest	See 13.2.3.	135	113	178	153	4.45%-5.2%
Total loans		4,405	4,383	2,848	2,823

Debentures issued to the public
CPI-linked debentures at fixed interest - Series 4		–	–	351	300	4.8%
CPI-linked debentures at fixed interest - Series 5	See 13.2.4.	1,520	1,256	1,812	1,507	5.3%
CPI-linked debentures at fixed interest - Series 6	See 13.2.5.	962	958	–	–	3.7%
Unlinked debentures at variable interest - Series 7	See 13.2.5.	425	425	–	–	Makam for one year +1.4%
Unlinked debentures at fixed interest - Series 8	See 13.2.5.	1,329	1,329	–	–	5.7%
Total debentures issued to the public		4,236	3,968	2,163	1,807

Debentures issued to financial institutes
CPI-linked debentures at fixed interest		58	44	102	81	5.95%
CPI-linked debentures at fixed interest	See 13.2.3.	476	398	597	512	4.4%-5.2%
Unlinked debentures at fixed interest	See 13.2.2.	400	400	–	–	6.65%
Total debentures issued to financial institutions		934	842	699	593

Total debentures		5,170	4,810	2,862	2,400

Total interest-bearing liabilities		9,578	9,196	5,717	5,230

Notes to the Consolidated Financial Statements as at December 31, 2011

13.	Debentures, loans and borrowings (contd.)

13.2	Terms and debt repayment schedule

	13.2.1	In 2010, the Company completed debt financing amounting to NIS 2.6 billion, through loans from banks in Israel. The Company created a negative pledge for the loan.

which includes exceptions, inter alia, for the matter of a lien on assets that are purchased or expanded by the Company, if the undertakings for which the charge serves as security is created for the purchase or expansion of those assets and for the matter of a token charge.

There is a cross-default mechanism for the loans that allows, under certain conditions, immediate recall of the debt should a third party call for immediate repayment of the Company’s debts towards it due to breach of contract.

As at December 31, 2011 and the approval date of the financial statements, there were no grounds to call for immediate repayment of the loans.

13.2.2
In 2011, the Company completed debt financing from banks amounting to NIS 1.6 billion and issued private debentures to an institute (group) amounting to NIS 400 million. The Company has provided the following undertakings to each of the credit providers (“the Credit Providers”):

A.
The Company will not create additional pledges on its assets (a negative pledge), under the same terms as the negative pledge in favor of the banks and subject to the exceptions described in Note 13.2.1 above.

B.
The financing documents include accepted grounds for immediate repayment of the credit, including events of breach, insolvency, liquidation or receivership proceedings, as well as the right to call for immediate repayment if a third party lender calls for immediate repayment of the Company’s debts in an amount exceeding the amount set.

C.
The Company undertook that if it makes a commitment to any lender (an additional lender) regarding financial covenants, the financing organizations may (under certain circumstances) require the Company to provide them with a similar undertaking.

D.
At December 31, 2011 and the approval date of the financial statements, the Company was in compliance with all its liabilities in respect of this debt, there were no grounds to call for immediate repayment and financial covenants were not set out as described above.

13.2.3
The bank loans and debentures of Pelephone (NIS 135 million and NIS 476 million as at December 31, 2011, respectively) are secured by an irrevocable undertaking by Pelephone to the credit providers not to encumber its assets without their consent (a negative pledge). The undertaking includes:

A.
A declaration that Pelephone will not encumber its assets (as may be from time to time), in whole or in part, in any manner including by means of a floating lien or a fixed lien of any type or rank, in favor of any third party, without the prior written consent of the credit providers

B.	Compliance with the following financial covenants:

1.
An undertaking that Pelephone’s debt will not exceed three times its equity and an undertaking that as long as that ratio exceeds 2.5, dividends will not be distributed and management fees will not be paid to the shareholders.

2.	Pelephone undertook that the amount of its debts will not exceed NIS 3.8 billion (linked to the CPI known in January 2002). As at December 31, 2011, the estimated amount is NIS 4.8 billion.

3.	An undertaking towards a certain bank that its total debt to it will not exceed 40% of its total debts to all the financial entities.

As at the date of the financial statements, Pelephone is in compliance with the financial covenants and with its undertakings to the banks and the debenture holders. Non-compliance with these undertakings would allow the banks and the debenture holders to call for immediate repayment of the loans it received from the banks and the debentures.

Notes to the Consolidated Financial Statements as at December 31, 2011

13.	Debentures, loans and borrowings (contd.)

13.2	Terms and debt repayment schedule (contd.)

13.2.4
The par value of Debentures (Series 5) is 1,989,139,167 of NIS 1 par value each, of which 1,255,722,500 debentures were issued to the public and to institutional investors (partially through Bezeq Zahav, a wholly-owned subsidiary) and the balance of 733,416,667 debentures was issued to Bezeq Zahav. The debentures are repayable in six equal annual payments in each of the years 2011 to 2016.

13.2.5
On June 29, 2011, the Company issued a shelf offering memorandum for a public offering of Debentures (Series 6 to 8) according to a shelf prospectus as described in Note 1.4 above. Subsequently, on July 3, 2011, the Company issued debentures according to the shelf offering memorandum, as follows:

A.
958,088,000 Debentures (Series 6) of record, of NIS 1 par value each for a gross consideration of NIS 958,088,000. The debentures are repayable in five equal annual payments in 2018 to 2022. The interest is payable twice a year as from December 1, 2011.

B.
424,955,000 Debentures (Series 7) of record, of NIS 1 par value each for a gross consideration of NIS 424,955,000. The debentures are repayable in five equal annual payments in 2018 to 2022. The interest is payable four times a year as from September 1, 2011.

C.
1,329,363,000 Debentures (Series 8) of record, of NIS 1 par value each for a gross consideration of NIS 1,329,363,000. The debentures are repayable in three equal annual payments in 2015 to 2017. The interest is payable twice a year as from December 1, 2011.

13.2.6	The total gross consideration for the debentures amounted to NIS 2,712,406,000. The consideration less issuance fees amounted to NIS 2,694,283,579.

13.2.7	The Company undertook the following for the debentures that were issued:

A.
The Company will not create additional pledges on its assets unless pledges are created at the same time in favor of the debenture holders (negative pledge), under the same terms of the negative pledge in favor of the banks and subject to the exceptions described in section 13.2.1 above.

B.
The Company will take steps so that, to the extent under its control, debentures of the relevant series will rated by at least one rating company, so long as there are debentures of the relevant series in circulation.

C.
If the Company provides an undertaking towards any entity in respect of compliance with financial covenants, the Company will provide the same undertaking to its debenture holders (subject to certain exceptions).

D.
Standard grounds were included for immediate repayment of the debentures, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third party lender calls for immediate repayment of the Company’s debts in an amount exceeding the amount determined.

13.2.8	As at December 31, 2011 and the approval date of the financial statements, the Company was in compliance with all its liabilities in respect of these debentures, there were no grounds to call for immediate repayment of the credit and financial covenants were not set out as aforesaid.

Notes to the Consolidated Financial Statements as at December 31, 2011

14.	Trade and other payables

	December 31, 2011	December 31, 2010
	NIS million	NIS million

Trade payables (open accounts)*	890	1,061

Other payables, including derivatives
Liabilities to employees and other liabilities for salaries	346	348
Institutions	187	183
Expenses due	109	112
Accrued interest	107	93
Other payables, including derivatives	43	34
Total other payables	792	770

*	Of which, the carrying amount of suppliers that are related parties and interested parties at December 31, 2011 amounts to NIS 18 million (as at December 31, 2010 – NIS 46 million).

Amounts payable denominated in a currency other than the functional currency include NIS 140 million for trade payables denominated in US dollars (in 2010, NIS 174 million).

Notes to the Consolidated Financial Statements as at December 31, 2011

15.	Note provisions

	Employee claims*	Customer claims*	Supplier and communication provider claims*	Punitive claims *	Enterprise and company claims *	State and Authorities claims *	Dismantling and clearing of sites **	Liability, onerous contracts and others	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Balance as at January 1, 2011	96	56	5	2	10	65	64	22	320

Provisions during the period	8	11	4	–	1	6	1	4	35

Provisions used during the period	–	(21)	–	(1)	–	(12)	–	(1)	(35)

Provisions canceled during the period	(31)	(20)	–	–	–	(12)	(1)	(1)	(65)

Balance as at December 31, 2011	73	26	9	1	11	47	64	24	255

Current	73	26	9	1	11	47	–	19	186

Non-current	–	–	–	–	–	–	64	5	69

* Claims

For details regarding legal claims, see Note 17.

** Dismantling and clearing of sites

The provision is in respect of Pelephone’s obligation to clear the sites that it leases.

Notes to the Consolidated Financial Statements as at December 31, 2011

16.	Employee benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For details of share-based payments, see Note 26 below.

16.1.	Defined contribution plans

16.1.1
The pension rights of Company employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund (“the Makefet Fund”), which assumed the State’s obligation following an agreement between the Government of Israel, the Company, the Histadrut and the Makefet Fund.

16.1.2
Liabilities for employee benefits at retirement age in respect of the period of their service in the Company and its subsidiaries are covered in full by regular payments to pension funds and insurance companies.

16.1.3
The severance obligation to employees who leave their employment on terms entitling them to compensation is covered, for the period from February 1, 1985, by regular contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law). Severance pay for the period of employment in the civil service through January 31, 1985, is paid by the Company, and the monies accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees’ rights. For certain employees, the Company has an obligation to pay severance in excess of the amount accumulated in the compensation fund which is in the employees’ names. See section 16.2.1 below.

16.2.	Defined benefit plans

16.2.1
The severance obligation included in the statement of financial position represents the balance of the obligation not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components which the managements of the companies believe entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of Group companies in a recognized compensation fund. The reserves in compensation funds include accrued linkage differentials and interest deposited in compensation funds, in banks and in insurance companies. Withdrawal of the reserve monies is contingent upon fulfillment of the provisions in the Severance Pay Law.

16.2.2
The collective agreement of December 2006 (see section 16.4 below), provides, among others, that employees who transferred from the civil service to the Company and are due to end their employment due to retirement after December 31, 2016, are entitled to a supplement to close the gap between the Civil Service Law and the regulations governing the Makefet Fund. The financial statements of the Company include the obligation for this benefit.

16.2.3
According to some of the personal employment agreements, a number of senior employees are entitled to early retirement terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees. Accordingly, a liability is included in the financial statements.

16.2.4
According to the employment agreements of some of the senior employees in the Group, they will be paid a benefit for notice upon severance. Accordingly, a liability is included in the financial statements in accordance with employment agreements and an actuarial calculation.

Notes to the Consolidated Financial Statements as at December 31, 2011

16.	Employee benefits (contd.)

16.2	Defined benefit plans (contd.)

16.2.5
Company retirees receive, in addition to the pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing the upkeep of retiree clubs, and social activities. The Company’s liability for these costs accumulates during the employment period. The Company’s financial statements include the liabilities for expected costs in the post-employment period, based on an actuarial calculation.

16.3.	Other long-term employee benefits

The financial statements include a provision in respect of redemption and use of sick leave. The right to accumulate sick leave was taken into account for all employees in the Group. Only employees eligible under the terms of the employment agreement may redeem sick leave. The provision was computed on the basis of an actuarial calculation, including the assumption of positive accumulation of days by most of the employees and use of days by the last in first out (LIFO) method.

16.4.	Benefits for early retirement and dismissal

The Company has a number of collective agreements that include terms for early retirement. According to the collective agreement of December 2006, between the Company and the employees union and the New Histadrut, and according to the amendment to the agreement of December 2010, the Company may, at its discretion, terminate the employment of 245 permanent employees in one or more of the years 2010-2016. The retirement terms that will be offered to the retirees will be largely the same as the retirement terms prevailing in the Company up to that date. The term of the agreement (after the amendment made in 2010) is from the date the agreement is signed through December 31, 2015. The Company has an option to extend it for another two years, through December 31, 2017. The term of the retirement section in the agreement will be through December 31, 2016.

On January 24, 2011, the Board of Directors of the Company approved a plan for early retirement of up to 260 employees at a maximum cost of NIS 281.5 million. In addition, on December 4, 2011, the Board of Directors of the Company approved the retirement of another 91 employees at a total cost of NIS 80 million. This approval constitutes the completion of the early retirement plan for 2011 and early retirement on account of the option for retirement in 2012.

The Company recognizes expenses for early retirement when the Company is committed demonstrably, without realistic possibility of withdrawal, to a defined plan to terminate employment before the defined date, according to a defined plan. The collective agreement allows the Company to dismiss employees, but does not create a demonstrable commitment without realistic possibility of withdrawal.

The expense of NIS 281.5 million and NIS 80 million for these decisions was recognized in the Company’s financial statements in the first and fourth quarters of 2011, respectively, since only after the approval of the Board of Directors and publication of the decision, does the Company have a demonstrable commitment without realistic possibility of withdrawal.

Notes to the Consolidated Financial Statements as at December 31, 2011

16.	Employee benefits (contd.)

	16.5.	Liabilities for employee benefits

	December 31, 2011	December 31, 2010
	NIS million	NIS million

Unfunded obligations (1)	185	225
Funded obligations (2)	203	213
Total present value of obligations	388	438
Fair value of plan assets	(144)	(152)
Liability for defined benefit plans (post-employment plans)	244	286

Obligation for a special bonus	–	26
Obligation for holiday pay	91	89
Obligation for sick leave	118	126
Obligation for early retirement	165	47
Total employee benefits	618	574

Stated in the statement of financial position as:
Short term	389	269
Long term	229	305
	618	574

(1)
Unfunded obligations are those obligations for which the Company did not deposit a reserve to finance its liabilities and they include a provision for notice, an obligation to the Company’s pensioners, an obligation for early retirement of senior employees in the Company and an obligation for employees transferred from the civil service.

(2)	Obligations for which the Group companies deposited a reserve to finance its obligations (severance obligation).

Notes to the Consolidated Financial Statements as at December 31, 2011

16.	Employee benefits (contd.)

16.6.	Defined benefit plans (post-employment plans)

	2011	2010
	NIS million	NIS million

1. Change in an obligation in respect of a defined benefit plan
Obligation in respect of a defined benefit plan as at January 1	438	453
Benefits paid according to the plans	(39)	(32)
Costs of current service, interest and exchange rate differences (see section 3 below)	50	34
Retirement and curtailment of benefits (see section 3 below)	(21)	(9)
Actuarial gains charged to equity (see section 5 below)	(40)	(17)
Additions in respect of a business combination	–	9
Defined benefit obligation as at December 31	388	438

2. Change in plan assets and cost of past service
Fair value as at January 1	152	148
Deposits	9	10
Withdrawals	(12)	(9)
Expected proceeds from plan assets (see section 3 below)	6	5
Actuarial losses charged to equity (see section 5 below)	(3)	(2)
Amortization of past service cost (see section 3 below)	(8)	(7)
Additions in respect of a business combination	–	7
Fair value as at December 31	144	152

	2011	2010	2009
	NIS million	NIS million	NIS million

3. Expense recognized in the statement of income
Cost of current service	25	14	37
Interest on the obligation	21	24	29
Other	(15)	(11)	(12)
	31	27	54

These expenses are included in the following items in the statement of income
Salary expenses	8	12	31
Other expenses	5	–	–
Financing expenses	18	15	23
	31	27	54

4. Actual return on plan assets	2	3	15

5. Actuarial losses (gains) recognized directly in other comprehensive income (before tax)
Amount accrued as at January 1	(2)	13	–
Amount recognized in the period	(37)	(15)	13
	(39)	(2)	13

Notes to the Consolidated Financial Statements as at December 31, 2011

16.	Employee benefits (contd.)

	16.6	Defined benefit plans (post-employment plans) (contd.)

	December 31
	2011	2010	2009	2008	2007
	NIS million	NIS million	NIS million	NIS million	NIS million

6. Historical information
Adjustments for liabilities arising from past experience	–	(17)	(13)	(21)	(15)
Adjustments for assets arising from past experience	(1)	(1)	20	13	(1)

In 2012, the Group expects to pay NIS 18 million as a contribution to a defined benefit plan.

16.7.	Actuarial assumptions

Principal actuarial assumptions for defined benefit plans and for other long-term benefit obligations at the reporting date are as follows:

A.
Mortality rates are based on the rates published in Insurance Circulars 6-3-2007 of the Ministry of Finance, except for early retirement, which was calculated according to the agreement with the insurance company, including future changes in the mortality rate.

B.
Churn rates were determined on the basis of the past experience of the Company and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

In respect of calculation of the liabilities as at December 31, 2011, the main assumptions regarding the churn rate were determined with a distinction made between permanent employees (0.1% per year), employees with a personal agreement (9% per year), senior employees (10% per year), new employees (between 23% in the first year to 4% above four years) and hourly employees (between 21%-47% in the first to fifth year and 16% for those employed for more than six years).

For calculation of the liabilities as at December 31, 2010 and December 31, 2009, the main assumptions regarding the churn rate were determined with a distinction made between permanent employees (between 3.5% in the first year to 0.5% over 10 years), personal contract employees (5.5% per year), senior employees (20% per year), and temporary employees (between 34% in the first year and 25% for more than 7 years).

The change in assumptions in 20011 did not have a material effect on the Group’s financial statements.

Notes to the Consolidated Financial Statements as at December 31, 2011

16.	Employee benefits (contd.)

	16.7	Actuarial assumptions (contd.)

C.	The real discounted rate is based on yield on government bonds at a fixed interest rate with a life equal to that of the gross liability.

	December 31,
	2011	2010	2009
	Average capitalization rate	Average capitalization rate	Average capitalization rate
	%	%	%

Sick leave	2.3	1.9	1.8
Compensation	2.1	2.0	1.4
Retirement benefit – holiday gift *	4.5	4.3	4.9
Retirement benefit – clubs and activities	2.8	2.9	2.7
Early notice to senior employees	1.78	1.5	1.4

*
In 2011, based on the risk-free dollar interest curve of Israeli government bonds, in 2010 and 2009 according to the capitalization rate based on US corporate bonds The change in capitalized interest did not have a material effect on the Group’s financial statements.

D.
Assumptions regarding salary increments for calculation of the liabilities as at December 31, 2011 were made on the basis of the management’s assessments, distinguishing between the groups of employees. The main assumptions (in real terms) regarding salary increases are as follows:

For permanent employees, the average annual salary increment is 7.6% for young employees, with a gradual decrease to 1% per year up to age 66. For new employees, the average annual salary increment is 1.5%, for employees with a personal agreement and employees with a monthly and hourly collective agreement, the average annual salary increment is 0.5% and for senior employees, the average annual increment is 2%.

Assumptions regarding salary increments for calculation of liabilities as at December 31, 2010 were made on the basis of past experience and the management’s assessments as follows.

For permanent employees, the average salary increment is 3% for young employees, with a linear decrease to 1.5% per year up to age 60. For employees in a monthly collective agreement, the average salary increment is 3% per year. For employees in a personal collective hourly employment agreement, the average salary increment is 7% per year. For employees in a personal employment agreement, the average salary increment is between 4% and 0.5%, depending on the age of the employee, and for senior employees, the average salary increment is 6% per year

The change in assumptions regarding salary updates did not have a material impact on the financial statements.

E.
The forecasted growth rate of the assets accumulated in all Group companies is 2% in real terms for old pension funds in the administration and 5.57% in real terms for old pension funds that are not part of the arrangement. For new, subsidized pension funds, a guarantee of 4.86% is assumed for 30% of the assets. For officers’ insurance where the severance interest is not transferred to compensation and their start date is prior to 1989, guaranteed interest is 4.25% in real terms. The growth rate in other plans is the discount interest.

F.
An obligation for voluntary early retirement includes an obligation for pension and grants. The obligation for pension is calculated according to the terms of the agreement of December 2006 (see section 16.4 above) and in accordance with the agreement with the insurance company. The obligation is affected by changes in the interest rates of debentures until the purchase of the policy and payment to the insurance company.

Notes to the Consolidated Financial Statements as at December 31, 2011

16.	Employee benefits (contd.)

16.8.	Other

According to the collective agreements applicable to labor relations in the Company, and in accordance with agreements with the Makefet Fund, an option is reserved for Company employees who are transferred employees, to retire under one of two retirement tracks. The method for calculating the cost of early retirement for the transferred employees was laid down in the provisions of a number of agreements and documents drawn up between the Company and the Makefet Fund between 1990 and 1996. The Company contends that the Makefet Fund violated the provisions of the agreements, and therefore, in 2003, the Company filed a claim against the Makefet Fund at the district labor court in Tel Aviv, in the amount of NIS 280 million. The Makefet Fund filed defense documents, in which it rejects the allegations of the Company and contends that it acted in accordance with the agreements between it and the Company. The case is in the stage of summary statements.

17.	Contingent liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 15 above) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure as at December 31, 2011, due to claims filed against Group companies on various matters and which are unlikely to be realized, amounts to NIS 13.1 billion (of which NIS 1.06 billion is for claims, which at this stage cannot be assessed, as set out in sections 17.1 and 17.2 below). This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 17.2 below.

For motions for certification of class action suits to which the Group has exposure beyond the aforesaid (since the claims do not state an exact amount), see sections 17.2 and 17.4 below.

Following is a detailed description of the Group’s contingent liabilities at December 31, 2011, classified into groups with similar characteristics.

17.1.	Employee claims

During the normal course of business, employees and former employees filed collective and individual claims against the Company. These are mainly claims concerning the recognition of various salary components as components for calculation of payments to Company employees. In addition, employees and former employees also filed various individual claims against the other Group companies. As at December 31, 2011, the additional exposure (beyond the provisions included in these financial statements) for employee claims amounts to NIS 253 million and relates mainly to claims filed by groups of employees or individual claims with wide ramifications. Of these claims, there is a claim amounting to NIS 25 million, which, at this stage, cannot be estimated. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 73 million, where provisions are required to cover the exposure resulting from such claims.

Notes to the Consolidated Financial Statements as at December 31, 2011

17.	Contingent liabilities (contd.)

	17.2.	Customer claims

During the normal course of business, customers of the Group companies filed claims against the Group companies. These are mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies. As at December 31, 2011, the amount of the additional exposure for customer claims amounts to NIS 6.5 billion (beyond the provisions included in these financial statements). Of these claims, there are claims amounting to NIS 1.03 billion, which, at this stage, cannot be estimated. There are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claims is not stated in the claim. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 26 million, where provisions are required to cover the exposure arising from such claims.

Subsequent to the reporting date, customer claims amounting to NIS 3.2 billion were filed against Group companies (of which an amount of NIS 361 million is also against other communications companies that do not belong to the Group, without details regarding the amount claimed from each defendant). At the approval date of the financial statements, the exposure for these claims cannot be assessed. In addition, customer claims with exposure of NIS 561 million came to an end.

In the second quarter of 2008, four claims (which were subsequently combined into one claim at the Central District Court), were filed against Bezeq International in the Tel Aviv and Central District Courts, concerning the use of international calling cards for destinations in the Philippines, Thailand and Nepal, together with motions for certification of class actions. The plaintiffs have applied for their claims to be certified as class actions on behalf of a group that includes every person who, during the seven years prior to filing the claim and during the claim’s proceeding, purchased phone cards of the type referred to in the claims. The plaintiffs estimate the loss sustained by all the members of the group at NIS 1.1 billion. After the parties filed their summary arguments, the court accepted the application for certification as a class action on the grounds of misleading information and the other grounds were dismissed. In the opinion of the management of Bezeq International, based, inter alia, on the opinion of its legal counsel, the maximum amount of the exposure (included in the aforementioned exposure), for all these claims is negligible.

	17.3	Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services and communications providers that the Group companies supply goods and/or services to or receive goods and/or services from filed various claims against the Group companies. These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product. As at December 31, 2011, the amount of the additional exposure for these claims amounts to NIS 999 million (beyond the provisions included in these financial statements). In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 9 million, where provisions are required to cover the exposure arising from such claims.

	17.4	Claims for punitive damages

During the normal course of business, claims were filed against Group companies for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation). As at December 31, 2011, the additional exposure for punitive damages amounts to NIS 5.1 billion (beyond the provisions included in these financial statements). This amount does not include claims for which the insurance coverage is not disputed. In addition, there are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1 million, where provisions are required to cover the exposure arising from such claims.

Notes to the Consolidated Financial Statements as at December 31, 2011

17.	Contingent liabilities (contd.)

17.5	Claims by developers and companies

During the normal course of business, claims were filed against some of the Group companies, claiming liability of the Group companies in respect of their activities and/or the investments made in various projects. As at December 31, 2011, the additional exposure for these claims amounts to NIS 83 million (beyond the provisions included in these financial statements). In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 11 million, where provisions are required to cover the exposure arising from such claims.

17.6	Claims by the State and authorities

During the normal course of business, various claims are pending against the Group companies by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies. As at December 31, 2011, the additional exposure for these claims amounts to NIS 210 million (beyond the provisions included in these financial statements). In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 47 million, where provisions are required to cover the exposure arising from such claims.

In December 2000, the government filed a claim against Pelephone for royalties allegedly due from January 1994 to February 1996. The amount in the claim is NIS 260 million at the date of the claim, including principal, linkage differences and interest. In September 2010, the court ruled against Pelephone, accepting some of the government’s claims. Pelephone was required to pay NIS 150 million, including principal linkage differences and interest. This amount was paid in October 2010. In October 2010, Pelephone appealed the ruling at the Supreme Court.

17.7	Contingent claims referring to the associate DBS Satellite Services (1998) Ltd.

During the normal course of business, legal claims were filed or are pending against DBS. In the opinion of the management of DBS, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions, where provisions are required to cover the exposure resulting from such claims. In the opinion of the management of DBS, as at December 31, 2011, the exposure for claims against DBS for various matters and which are likely to be realized amounts to NIS 955 (before linkage and interest) Of these claims, there are claims amounting to NIS 14 million, which, at this stage, cannot be estimated.

Of these claims, on December 13, 2010, a motion for certification as a class action suit against DBS was filed at the Tel Aviv-Jaffa district court, amounting to NIS 600 million. The plaintiff alleges that DBS violated its liability towards its customers by canceling broadcasts that were supposed to be included in the basic package, removed channels without permission, did not fulfill the required investment obligation and breached the liabilities regarding broadcasting of commercials, trailers and marketing and commercial content. On October 30, 2011, an application for approval of a settlement was filed at the court. On January 9, 2012, the parties filed a motion for a ruling of the claim. On February 26, 2012, the Attorney General submitted his position and announced that the settlement cannot be approved as it contains flaws that establish a concern that the settlement is not appropriate, fair and in favor of the group members, and that it is in breach of the provisions of the Class Actions Law, including warning of violation of the law and providing appropriate relief to the victims of the violation. On February 27, 2012, the court ruled that the parties are required to respond to the position of the Attorney General within 15 days. A hearing of the petition to approve the settlement has been set for April 4, 2012.

In addition, subsequent to the reporting date, the settlement for two class actions was given the validity of a ruling, in a total amount of NIS 172 million.

Notes to the Consolidated Financial Statements as at December 31, 2011

18.	Agreements

18.1	The Group companies have rental agreements. Contractual rental payments during the next five years, calculated according to the rental agreements in effect as at December 31, 2011 are as follows:

Year ended December 31	NIS million

2012	193
2013	198
2014	148
2015	109
2016	47
2017 and thereafter	109
804

18.2
The Group companies have a number of operating lease agreements for periods of up to three years in respect of vehicles they use. The contractual annual lease payments, calculated according to the lease agreements in effect as at December 31, 2011 are as follows:

Year ended December 31	NIS million

2012	62
2013	48
2014	29
139

18.3	Most of the Group companies are required to pay royalties to the State of Israel. The rate of royalties paid was 1.75% in 2011, 1% in 2010 and 1.5% in 2009.

In January 2011, an amendment to the Communications Regulations (Royalties) was issued. According to the amendment, the rate of royalties will increase to 2.5% in 2012.

18.4
Pelephone leases some of the sites from the Israel Lands Administration (“the ILA”). Pelephone has an agreement with the ILA for use of the land to establish and operate communication sites. The agreement regulates payments to which the ILA is entitled for the period through December 31, 2008. According to the agreement, at the end of the agreement period, and in the event of its annulment due to reasons set out in the agreement, Pelephone will evacuate the land. To the best of Pelephone’s knowledge, the other cellular operators have the same agreement with the ILA. The agreement was extended to December 31, 2009 and was extended again until December 31, 2010. At the reporting date, Pelephone and, to the best of its knowledge, the other cellular operators as well, are in advanced stages of negotiations to extend the agreement, however the agreement has not yet been renewed. If, for any reason, the agreement is not renewed or extended, this could have a material negative effect on Pelephone, inter alia because Pelephone will be restricted in establishing sites on ILA land.

18.5
Pelephone uses Ericsson UMTS/HSPA infrastructure equipment and Nortel and Motorola CDMA infrastructure equipment. Pelephone has multi-annual agreements for maintenance, support and upgrade of software for the UMTS/HSPA network and a maintenance agreement for the Nortel network with Ericsson.

18.6	Pelephone has obligations to acquire terminal equipment amounting to NIS 91 million (as at December 31, 2010, NIS 455 million).

18.7	For agreements for the purchase of property, plant and equipment, see Note 9.7 above.

Notes to the Consolidated Financial Statements as at December 31, 2011

19.	Securities, liens and guarantees

19.1	The Group companies have guarantees of NIS 97 million in favor of the Ministry of Communications to secure the terms of their licenses (mostly linked to the USD exchange rate).

19.2	The Group companies have bank guarantees of NIS 118 million in favor of third parties.

19.3
The Company has received a demand for the forfeiture of a guarantee in the amount of approximately USD 5.5 million related to a project (HBTL) in a basic telephony tender in 1995 in India, in which the Company participated together with others. The Company (together with other parties that deposited a guarantee) applied to the court in India for release of the bank guarantees it provided. Subsequent to the reporting date, the court ruled that the guarantees are not valid and that the bank holding the guarantees should consider the guarantees as released by virtue of the court ruling. At the approval date of the financial statements, the guarantees have not been released.

19.4
On June 6, 2011, the Company signed an extension to the bank guarantee for DBS, which DBS had provided in favor of the State of Israel, according to the terms of DBS’s license. The guarantee is in accordance with the proportionate rate of the Company’s holdings in DBS. As at December 31, 2011, the balance of the Company’s share in the guarantee is NIS 23.6 million.

19.5
In accordance with its general license for cellular services, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

A pledge on one of the license assets in favor of a bank operating lawfully in Israel, for receipt of bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any case, exercise of the rights by the bank will not impair in any way the provision of the services pursuant to the license.

Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

19.6
The other shareholder in DBS has pledged its shares in favor of the banks. In view of a negative pledge of the Company, the Company provided the banks with a perpetual guarantee for payment of the debts of DBS. The guarantee is up to a maximum amount equal to the percentage of the Company’s holding in DBS, multiplied by the value of DBS as derived from realization of the pledged shares of the other shareholders. If the Company joins the sale when realizing the pledged shares of the other shareholders, the amount of the guarantee will not exceed the amount of the proceeds the Company will receive from realization of its shares in DBS. The note of guarantee includes numerous restrictions on the Company in realizing the shares it holds, and lists events of violation which, if committed, will enable the banks to call in the guarantee. Furthermore, the Company undertook to put its shares up for sale if the shares pledged to the bank are sold, and agreed that in the event of realization of collateral provided by the other shareholders, the Company would forgo repayment of shareholder loans provided for DBS and that the guarantee would also apply, with the required changes, to warrants which the Company will receive from DBS and to the right to receive them.

The shareholders in DBS have made a commitment to the banks not to oppose the sale or other realization of their shares in DBS, which were pledged or for which a guarantee was provided (by the Company), in a way that will enable the banks to accomplish a friendly liquidation.

The Company also undertook that if a negative pledge the Company gave in favor of its creditors is released, the Company will pledge its shares in DBS in favor of the banks as a first lien.

19.7	For securities, liens and stipulations given by the Company and subsidiaries in connection with loan covenants and borrowings, see Note 13.

19.8	For the Company’s guarantee to Bezeq International in respect of bank credit, see Note 12.2.1.

19.9	For the securities, liens and stipulations of DBS, see Note 12.1 about equity-accounted investees.

Notes to the Consolidated Financial Statements as at December 31, 2011

20.	Equity and Capital Reserves

20.1.	Share capital

	Registered		Issued and paid up
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	Number of shares	Number of shares	NIS million	NIS million

Ordinary shares of NIS 1 par value	2,825,000,000	2,825,000,000	2,713,627,744	2,685,917,052

20.2.	Dividends

	20.2.1	Dividend Distribution Policy

In August 2009, the Board of Directors resolved to distribute a dividend to the shareholders of 100% of the semi-annual profit (“profit for the period attributable to the shareholders of the Company”), in accordance with the consolidated financial statements of the Company. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the Board of Directors of the Company regarding the Company’s ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, the Company’s operations and liabilities, the cash balance, its plans and position as will be from time to time and subject to the approval of the general meeting of the Company’s shareholders regarding any specific distribution, as set out in the articles of association of the Company. Since the date of the resolution, the Company’s dividend policy has not been changed.

	20.2.2	Distribution not in compliance with the earnings test

On December 30, 2010, the Company’s Board of Directors resolved to approve and to recommend that the general meeting of the Company’s shareholders approve a distribution to the Company’s shareholders (“the special distribution”) in the total amount of NIS 3 billion, a sum not in compliance with the earnings test. as defined in Section 302 of the Companies Law. The amount of the special distribution will be distributed to the Company’s shareholders in six equal semi-annual payments, from -2013 to 2011 (without interest or linkage payments), together with the Company’s regular dividend distribution.

On January 24, 2011, the general meeting of the Company’s shareholders approved the special distribution and on March 31, 2011, the economic division of the district court approved the special distribution. Accordingly, in 2011, the first two payments of the special distribution were paid in a total amount of NIS 500 million each, as set out in section 20.2.3 below.

Notes to the Consolidated Financial Statements as at December 31, 2011

20.	Equity and Capital Reserves (Contd.)

20.2	Dividends (contd.)

	20.2.2	Distribution not in compliance with the earnings test (contd.)

The balance of the liability for the distribution is recognized as a financial liability and was initially measured at its present value at the date approval was received from the court. Discounting is based on the expected payment dates, at a discount rate of 3.81% to 5.05% (calculated on the basis of the risk-free interest rate at the recognition date of a liability, plus an appropriate fixed credit margin for the Company).

The dividend for payment is stated as follows:

	December 31, 2011
	Dividend payable, undiscounted	Presented in the statement of financial position *
	NIS million	NIS million

Current liabilities	1,000	971
Non-current liabilities	1,000	924
	2,000	1,895

*	Dividend payable for the special distribution presented in the statement of financial position at present value plus financing expenses accumulated from March 31, 2011 to December 31, 2011

On July 3, 2011, a holder of the Company’s Debentures (Series 5) petitioned the economic division of the Tel Aviv district court to order the Company to submit a revised opinion and to permit submission of responses/objections, alleging that there has been a change in circumstances that justifies reassessment of the Company’s solvency (raising debt of NIS 3 billion by the Company, immediately and the downgrade of the Company’s rating to negative outlook by “Midroog”). On August 18, 2011, another holder of the Company’s Debentures (Series 5) petitioned the court to join the procedure. On July 10, 2011, the Company submitted its response to the petition, according to which the petition should be rejected since there have been no changes to the circumstances as alleged and/or which justify reexamination of the decision and since this is a final and absolute decision. In the hearing of these petitions held on September 19, 2011, the parties agreed to accept the position of the court, according to which the court’s approval of the distribution under section 303 of the Companies Law does not derogate in any way from the obligations of the Company’s officers under any law. The court validated the consent and ruled that in view of the consent, discussion of the other issues that arose in the petition is unnecessary. The court noted that the aforesaid does not prevent a creditor that is able to demonstrate a material adverse change in the Company’s solvency from applying to the court. Further to this decision, the Company clarified that the decision does not affect the continuation of payment of the special distribution and the Company’s regular dividend policy and does not require reapplication to the court before payment. On March 4, 2012, the applicants filed “a petition to set a date for a hearing” at the economic division of the Tel Aviv district court, to hear the objections “that will be filed” (according to wording of the petition) in respect of distribution of a dividend not in compliance with the earnings test. The applicants seek to set a date for a hearing and ruling “before the Company distributes the next dividend of NIS 0.5 billion, which is planned sometime in May 2012”.

Notes to the Consolidated Financial Statements as at December 31, 2011

20.	Equity and Capital Reserves (Contd.)

20.2	Dividends (contd.)

	20.2.3	In 2010 and 2011, the Company declared and paid the following dividends in cash:

	2011	2010
	NIS million	NIS million

Distribution of a regular dividend, see section 20.2.1 above
May 2011 (NIS 0.4306 per share)	1,163	–
October 2011 (NIS 0.366 per share)	992	–
May 2010(NIS 0.917 per share)	–	2,453
October 2010 (NIS 0.478 per share)	–	1,280
	2,155	3,733

Distribution not in compliance with the earnings test (see section 20.2.2 above)
May 2011(NIS 0.1851 per share)	500	–
October 2011 (NIS 0.1846 per share)	500	–
	1,000	–

	3,155	3,733

20.2.4
On March 14, 2012, the Board of Directors of the Company resolved to recommend to the general meeting the distribution of a cash dividend to the shareholders in the amount of NIS 1.074 billion. At the approval date of the financial statements, the dividend has not yet been approved by the general meeting. The record date for the distribution is May 4, 2012 and the payment date is May 21, 2012. As well as this distribution (to the extent that it will be approved), the third portion of the special dividend amounting to NIS 500 million will be distributed as set out in section 20.2.2 above and the distribution dates of the regular dividend (the record date, the ex-day and the payment day) will be relevant for this distribution as well.

20.3.	The Company also issued share options to employees, managers and senior employees in the Group (see Note 26).

20.4.	Description of the reserves

Capital reserve for activities between the Company and a controlling shareholder
This reserve relates to benefits granted by the State as a controlling shareholder in the Company, to employees, in cash and in equity instruments of the Company.

Capital reserve for employee share options
This reserve relates to a benefit granted to employees by means of share-based payments. See also Note 26.

Composition of other reserves:

Translation reserve
A translation reserve includes all the foreign currency differences arising from translation of financial statements of a consolidated partnership whose functional currency is a foreign currency.

Capital reserve for assets classified as available for sale

The capital reserve for assets classified as available-for-sale includes the net cumulative change in the fair value of available-for-sale financial assets, up to the date of derecognition or impairment of the investment.

Reserve for transactions with non-controlling interests
The reserve for transactions with non-controlling interests, while retaining control, include differences between the consideration paid or received for changes in non-controlling interests.

Notes to the Consolidated Financial Statements as at December 31, 2011

21.	Revenues

	Year ended December 31
	2011	2010	2009
	NIS million	NIS million	NIS million

Domestic fixed-line communication
Fixed-line telephony	2,320	3,074	3,247
Internet - infrastructure	1,092	977	862
Transmission and data communication	749	713	703
Other services	215	226	237
	4,376	4,990	5,049
Cellular
Cellular services and terminal equipment	2,346	3,286	3,231
Value added services	1,201	1,014	782
Sale of terminal equipment	1,911	1,176	1,119
	5,458	5,476	5,132

International communications, internet and NEP services	1,289	1,334	1,276

Other	250	187	62

	11,373	11,987	11,519

Notes to the Consolidated Financial Statements as at December 31, 2011

22.	Salaries

	Year ended December 31
	2011	2010	2009
	NIS million	NIS million	NIS million

Salaries and incidentals - operating	1,747	1,764	1,670
General and administrative	725	692	655
Share-based payments	173	35	45
Total salaries and incidentals	2,645	2,491	2,370
Less – salaries recognized in investments in property, plant and equipment and intangible assets *	542	467	380
	2,103	2,024	1,990

*
The increase in salary recognized in investments in property, plant and equipment and intangible assets in 2009-2011 is mainly due to an increase in the number of hours invested in the NGN project, which started in the middle of 2008 and an increase in the value of an hour due to the allotment of options and the special bonus granted to employees and from the addition of units defined as recoverable, as well as due to the change in the salary capitalization mechanism for investment in Pelephone that included adding units and calculation of the value of an hour on the level of the smallest unit.

23.	Operating and general expenses *

	Year ended December 31
	2011	2010	2009
	NIS million	NIS million	NIS million

Terminal equipment and materials	1,693	1,225	1,163
Interconnectivity and payments to domestic and international operators	910	1,876	1,762
Maintenance of buildings and sites	641	640	647
Sales and marketing expenses	655	622	626
Services and maintenance by sub-contractors	170	189	218
Vehicle maintenance expenses	142	188	177
Content services expenses	123	156	151
Royalties and collection fees	160	130	127
	4,494	5,026	4,871

*	Less expenses of NIS 58 million recognized in 2011 for investments in property, plant and equipment and intangible assets (in 2010, NIS 52 million and in 2009, NIS 44 million),

**	Certain expenses were reclassified to present all expenses according to their nature.

Notes to the Consolidated Financial Statements as at December 31, 2011

24.	Other operating expenses (income), net

	Year ended December 31
	2011	2010	2009
	NIS million	NIS million	NIS million

Provision for severance pay in early retirement	369	36	267
Capital gain from sale of property, plant and equipment (mainly real estate)	(119)	(140)	(62)
Profit from gaining control in an investee	–	(57)	–
Profit from sales of copper	(62)	(31)	(2)
Provision for contingent liabilities, net	(29)	(35)	(2)
Loss (profit) from forward contracts on copper and others	(20)	11	–
	139	(216)	201

25.	Financing expenses (income), net

	Year ended December 31
	2011	2010	2009
	NIS million	NIS million	NIS million

Interest expenses for financial liabilities	380	217	185
Financing expenses for dividends payable, see Note 20	83	–	–
Linkage and exchange rate differences, net	75	64	140
Financing expenses for employee benefits, net	24	20	24
Other financing expenses	37	90	49
Total financing expenses	599	391	398

Interest and linkage differences from loans to an associate	189	159	198
Interest revenues from bank deposits, investments and others	25	7	16
Net change in fair value of financial assets held for trading and derivatives	31	2	61
Income in respect of credit in sales, net of discount commission	102	87	83
Revenues from financial assets classified as available for sale	–	–	23
Other financing income	42	27	48
Total financing income	389	282	429

Financing expenses (income), net (1)	210	109	(31)

(1) Less discounted amounts	10	3	6

Notes to the Consolidated Financial Statements as at December 31, 2011

26.	Share-based payments

26.1
In February 2007, the Board of Directors of the Company approved an employee share options plan for 3% of the issued and paid up capital of the Company, under the collective agreement with the employees of December 2006 (“the 2007 Employee Plan”). Under the 2007 Employee Plan, 78 million options were allotted. According to this plan, the last date for exercising the options is March 24, 2012. At the approval date of the financial statements, 3,742,204 options are yet to be exercised.

26.2
On November 20, 2007, the Board of Directors of the Company resolved to adopt a new share options plan for managers and senior employees in the Company and/or in associates (“the 2007 Senior Employees Plan”), which would allocate up to 65,000,000 unmarketable options exercisable for up to 65,000,000 shares of the Company and representing, at the date of the resolution, 2.5% of the issued capital of the Company, and at full dilution, 2.37% of the share capital. The options vest in three equal annual lots. The vesting dates of each lot fall at the end of each of the first, second and third years after the allotment date, respectively, and the expense for each lot is spread over its vesting period. The options are exercised using a cashless exercise mechanism. In 2007-2010, 65,250,000 options have actually been allocated according to this plan (of this amount, 6,199,999 options have been forfeited and returned to the quantity of options).

At the approval date of the financial statements, 10,786,420 options are yet to be exercised of the allotted options. The options are exercisable for eight years from the date of the allotment.

26.3
On December 19, 2010, the Board of Directors of the Company approved the amendment to the collective agreement with the employees (see Note 16.4) and resolved to adopt an options plan for employees (“the 2010 Employees Plan”). According to the 2010 Employees Plan, the Company will allocate 70,000,000 unmarketable options exercisable for up to 70,000,000 Company shares, NIS 1 par value each, representing at the date of the resolution, 2.61% of the issued capital of the Company (2.5% at full dilution). In 2011, 68,874,577 options have actually been allocated according to this plan (of this amount, 1,291,080 options have been forfeited and returned to the quantity of options for allotment).

The options vest in three equal annual lots. The vesting dates of each lot fall at the end of each of the first, second and third years after the grant date, respectively, and the expense for each lot is spread over its vesting period. In addition, the plan sets terms which, if met, accelerate the vesting date. The options are exercised using a cashless exercise mechanism. The options are exercisable for eight years from the date of the allotment.

The grant date was set as the later of the approval date of the plan by the general meeting and the date of the notice to the employees. The theoretic economic value is partially based on the share price at the grant date.

The date for recording the expense for the options granted in January 2011 was set at December 19, 2010, the date the plan was approved by the Company’s Board of Directors, and a commitment was made to the employees at this date, including the terms of the bonus.

Notes to the Consolidated Financial Statements as at December 31, 2011

26.	Equity and share-based payments (contd.)

Below are details of the actual grants according to this plan in 2010-2011:

		No. of options granted	Theoretic economic value on grant date
Approval date of the Board of Directors	grant date	thousands	NIS thousands

Granted up to December 31, 2011
Granted to Company employees and retirees - December 19, 2010	January 11, 2011	67,465	284,290
Granted to two employee-directors - December 19, 2010	January 25, 2011	87	385
Granted to Company employees - March 16, 2011	April 7, 2011	1,322	5,732
		68,874	290,407
Options forfeited and returned to the quantity of options for allotment		(1,291)
Unexercised options at the date of the financial statements		67,583

Allotment subsequent to the date of the financial statements
Granted to Company employees - December 29, 2011	January 23, 2012 and February 29, 2012	646	1,060

Measurement of fair value at the grant date of the options is based on the following parameters:

	Grant from	Grant from	Grant from
	April 7, 2011	January 25, 2011	January 11, 2011

Number of options granted (thousands)	1,322	87	67,465
Theoretical economic value at the grant date (NIS thousands)	5,732	385	284,290

Weighted average of the fair value at the grant date	4.39	4.39	4.21
Share price	10.47	10.62	10.45
Exercise price	7.457	7.457	7.457
Expected fluctuations	25.7%-25.9%	25.8%-26.2%	25.8%-26.3%
Contractual life of the option (in years)	3-4	3-4	2.5-4
Risk-free interest rate (based on government bonds)	4.4%-4.7%	3.6%-3.9%	3.2%-3.9%

Due to the method for adjusting exercise increment to distribution of a dividend, an expected dividend percentage of 0% was assumed when calculating fair value.

The restriction described above by virtue of the Telecommunications Order was taken into account in calculating the theoretical economic value of the options, assuming that the restriction can be resolved.

Notes to the Consolidated Financial Statements as at December 31, 2011

26.	Equity and share-based payments (contd.)

26.4	Change in the number of options and weighted average of the exercise price

	No. of options
	Year ended December 31
	2011	2010	2009
	thousands	thousands	thousands

Balance as at January 1	47,027	82,077	223,399
Options granted during the year	68,874	1,000	2,700
Options forfeited during the year	(1,324)	(933)	(1,267)
Options exercised during the year	(32,516)	(35,117)	(142,278)
Options expired during the year	–	–	(477)
Balance as at the end of the year	82,061	47,027	82,077

Exercisable at the end of the period	18,874	27,741	43,777

The average share price in 2011, 2010 and 2009 is NIS 8.71 per share, 9.38 per share and NIS 7.47 per share, respectively.

Below are details of the average exercise price and projected term of the options in circulation as at December 31, 2011:

	No. of options	Weighted average of exercise price	Weighted average of remaining contractual useful life
Name of plan	thousands	NIS	Years

2007 Employee Plan (section 26.1 above)	3,742	0	0.23
Senior employees plan for 2007 (section 26.2 above)	10,786	2.35	4.56
2010 Employee Plan (section 26.3 above)	67,533	6.29	4.07

Salary expenses for equity-settled share-based payments

	Year ended December 31
	2011	2010	2009
	NIS million	NIS million	NIS million

Equity-settled share options (1)	167	35	45

(1)
Calculation of the salary expense assumed 5% for forfeiture, for each year, for the options plan set out in section 26.2 above, and 1% for the options plan for employees in 2010, described in section 26.3 above.

26.5	Subsequent to reporting date and until March 13, 2012, the employees exercised an additional 1,996,000 options.

Notes to the Consolidated Financial Statements as at December 31, 2011

26.	Equity and share-based payments (contd.)

26.6	Cash-settled share-based payments

On December 30, 2010, the Company’s Board of Directors adopted a plan for allocation of phantom options to senior managers in the Company and its subsidiaries. According to the terms of the plan, the options were granted at no cost, and are exercisable into a cash grant. The exercise price of the option is based on the average adjusted share price in the 30 trading days preceding the date of approval by the Board of Directors. The exercise price is nominal and amounts to NIS 10.206 at the grant date (due to the mechanism for adjusting the additional exercise for distribution of a dividend the exercise price as at December 31, 2011 amounts to NIS 9.04). According to the plan, the options vest in three equal annual lots, and the contractual life of the options is five years. The expense is spread for each lot in accordance with its vesting period.

According to the plan, 16,400,000 options were allocated, with a theoretical economic value of NIS 48 million, based on the Black and Scholes model at the grant date (of which 8,000,000 options with a theoretical economic value of NIS 24 million were allocated to senior officers who serve in key positions in the Company). The value of the benefit is measured in each quarter and any change in the fair value of the vested phantom options is recognized in the statement of income. The theoretical economic value of the allotted options as at December 31, 2011 amounts to NIS 11 million. The carrying amount of the liabilities and salary expenses for phantom options in 2011 amounts to NIS 6 million.

27.	Earnings per share

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to ordinary shareholders, and on a weighted average number of ordinary shares outstanding , calculated as follows:

	2011	2010	2009
	NIS million	NIS million	NIS million

Profit attributable to ordinary shareholders
Profit attributable to ordinary shares from continuing operations	2,066	2,443	2,157
Profit attributable to ordinary shares from discontinued operations	–	–	1,446
Basic and diluted earnings for the year	2,066	2,443	3,603

Weighted average number of ordinary shares
Weighted average number of ordinary shares (basic)	2,701	2,675	2,635
Effect of share options exercised	24	42	49
Weighted average number of ordinary shares (diluted)	2,725	2,717	2,684

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Notes to the Consolidated Financial Statements as at December 31, 2011

28.	Segment reporting

The Group operates in various segments in the communications sector, so that every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group’s management and internal reporting structure.

Each company provides services in the segment in which it operates, using the property, plant and equipment and the infrastructure it owns. The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly in the matter of the technology and competition in the segment in which it operates. Accordingly, the separable component in the Group is each company in the Group. As from August 21, 2009, the Company no longer consolidates the reports of DBS in its financial statements and the investment in DBS is stated according to the equity method as from that date. The Group continues to report multichannel television as an operating segment without adjustment to ownership rates.

As from April 2010, the Company started to report the operations of Walla as an additional segment under Other Segments, after Walla achieved control as from that date.

Based on the above, the business segments of the Group are as follows:

–	Bezeq The Israel Telecommunication Corp. Ltd.: fixed line domestic communications
–	Pelephone Communications Ltd.: cellular communications
–	Bezeq International Ltd.: international communications, internet services and network end point
–	DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the “Other” item. Other operations include call center services (Bezeq Online), portal operations and content sites and online trading sites (Walla). These operations are not recognized as reporting segments as they do not fulfill the quantitative thresholds The Group’s investment in the Stage One venture capital fund is presented under adjustments.

Inter-segment pricing is set at the price determined in a transaction between unrelated parties.

The results, assets and liabilities of a segment include items directly attributable to that segment, as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period for acquisition of property, plant and equipment and intangible assets.

Notes to the Consolidated Financial Statements as at December 31, 2011

28.	Segment Reporting (contd.)

	28.1.	Operating segments

	Year ended December 31, 2011
	Domestic fixed–line communications	Cellular telephone	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	4,371	5,454	1,288	1,619	236	(1,619)	11,349
Inter-segment revenues	277	94	66	–	41	(454)	24
Total revenues	4,648	5,548	1,354	1,619	277	(2,073)	11,373

Depreciation and amortization	688	561	109	276	21	(260)	1,395

Segment results – operating profit	1,658	1,360	241	295	3	(315)	3,242
Financing expenses	531	67	11	547	5	(562)	599
Financing income	(291)	(105)	(9)	(23)	–	39	(389)
Total financing expenses (income), net	240	(38)	2	524	5	(523)	210

Segment profit (loss) after financing expenses, net	1,418	1,398	239	(229)	(2)	208	3,032
Share in earnings (losses) of equity accounted investees	–	–	1	–	–	(217)	(216)
Segment profit (loss) before income tax	1,418	1,398	240	(229)	(2)	(9)	2,816
Income tax	353	342	58	1	4	(3)	755
Segment results – net profit (loss)	1,065	1,056	182	(230)	(6)	(6)	2,061

Additional information:
Segment assets	9,202	5,404	1,260	1,282	314	(2,373)	15,089

Investment in associates	–	–	2	–	–	1,057	1,059

Goodwill	–	–	6	–	87	1,090	1,183

Segment liabilities	13,566	2,255	439	4,932	272	(6,821)	14,643

Capital expenses/contractual investments in property, plant and equipment and intangible assets	1,174	442	285	–	38	–	1,939

Notes to the Consolidated Financial Statements as at December 31, 2011

28.	Segment Reporting (contd.)

	28.1.	Operating segments (Contd.)

	Year ended December 31, 2010
	Domestic fixed–line communications	Cellular telephone	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	4,990	5,474	1,333	1,578	178	(1,578)	11,975
Inter-segment revenues	273	258	47	5	32	(603)	12
Total revenues	5,263	5,732	1,380	1,583	210	(2,181)	11,987

Depreciation and amortization	690	601	94	285	15	(276)	1,409

Segment results – operating profit	2,043	1,383	320	178	14	(194)	3,744
Financing income	192	100	6	9	–	(25)	282
Financing expenses	(282)	(111)	(11)	(500)	(3)	516	(391)
Total financing income (expenses), net	(90)	(11)	(5)	(491)	(3)	491	(109)
Segment profit (loss) after financing expenses, net	1,953	1,372	315	(313)	11	297	3,635
Share in earnings (losses) of equity accounted investees	–	–	3	–	–	(264)	(261)
Segment profit (loss) before income tax	1,953	1,372	318	(313)	11	33	3,374
Income tax	527	339	65	1	4	(4)	932
Segment results – net profit (loss)	1,426	1,033	253	(314)	7	37	2,442

Additional information:
Segment assets	6,352	4,892	1,032	1,243	291	(1,836)	11,974

Goodwill	–	–	6	–	84	1,090	1,180

Investment in associates	–	–	–	–	–	1,084	1,084

Segment liabilities	7,964	1,930	304	4,665	241	(6,236)	8,868

Capital expenses/contractual investments in property, plant and equipment and intangible assets	1,041	431	160	295	13	(295)	1,645

Notes to the Consolidated Financial Statements as at December 31, 2011

28.	Segment Reporting (contd.)

	28.1.	Operating segments (Contd.)

	Year ended December 31, 2009
	Domestic fixed–line communications	Cellular telephone	International communications and internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	5,039	5,130	1,273	1,529	54	(1,529)	11,496
Inter-segment revenues	264	246	45	1	20	(553)	23
Total revenues	5,303	5,376	1,318	1,530	74	(2,082)	11,519

Depreciation and amortization	794	603	84	234	4	(234)	1,485

Segment results – operating profit	1,523	1,190	261	248	4	(254)	2,972
Financing income	310	90	15	8	23	(17)	429
Financing expenses	(295)	(100)	(12)	(478)	–	487	(398)
Total financing income (expenses), net	15	(10)	3	(470)	23	470	31
Segment profit (loss) after financing expenses, net	1,538	1,180	264	(222)	27	216	3,003
Share in earnings (losses) of equity accounted investees	–	–	7	–	–	(41)	(34)
Segment profit (loss) before income tax	1,538	1,180	271	(222)	27	175	2,969
Profit from discontinued operations	–	–	–	–	–	1,379	1,379
Income tax	431	305	71	1	2	(3)	807
Segment results – net profit (loss)	1,107	875	200	(223)	25	1,557	3,541

Additional information:
Segment assets	6,368	4,990	1,066	1,206	85	(2,026)	11,689

Goodwill	–	–	6	–	–	1,027	1,033

Investment in associates	–	–	34	–	–	1,185	1,219

Segment liabilities	6,390	2,440	404	4,314	22	(6,167)	7,403

Capital expenses/contractual investments in property, plant and equipment and intangible assets	838	508	151	270	3	(102)	1,668

Notes to the Consolidated Financial Statements as at December 31, 2011

28.	Segment Reporting (contd.)

28.2.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31
	2011	2010	2009
	NIS million	NIS million	NIS million

Revenues
Revenues from reporting segments	13,169	13,958	13,527
Revenues from other segments	277	210	74
Cancellation of revenues from inter-segment sales except for revenues from sales to an associate reporting as a segment	(454)	(603)	(553)
Cancellation of revenues for a segment reporting as an associate (up to August 20, 2009 - discontinued operations)	(1,619)	(1,578)	(1,529)

Consolidated revenues	11,373	11,987	11,519

Profit or loss
Operating profit for reporting segments	3,554	3,924	3,216
Cancellation of results of a segment reporting as an associate (up to August 20, 2009 - discontinued operations)	(295)	(178)	(248)
Other financing income (expenses), net	(210)	(109)	31
Share in losses of equity-accounted investees	(216)	(261)	(34)
Profit for operations classified in other categories	3	14	4
Other adjustments	(20)	(16)	–

Consolidated profit before income tax	2,816	3,374	2,969

	December 31, 2011	December 31, 2010
	NIS million	NIS million

Assets
Assets from reporting segments	17,156	13,525
Assets attributable to operations in other categories	401	375
Goodwill not attributable to an operating segment	1,090	1,090
Investment in an equity-accounted investee (mainly loans) reported as a segment	1,057	1,084
Cancellation of assets for a segment classified as an associate	(1,282)	(1,243)
Less inter-segment assets	(1,091)	(593)

Consolidated assets	17,331	14,238

Liabilities
Liabilities from reporting segments	21,192	14,863
Liabilities attributable to operations in other categories	272	241
Cancellation of liabilities for a segment classified as an associate	(4,932)	(4,665)
Less inter-segment liabilities	(1,889)	(1,571)

Consolidated liabilities	14,643	8,868

Notes to the Consolidated Financial Statements as at December 31, 2011

29.	Transactions with interested and related parties

29.1.	Identity of interested and related parties

The Company’s interested and related parties are as defined in the Securities Law and in IAS 24 – Related Party Disclosures and include mainly B Communications, related parties of B Communications, jointly-controlled entities, associates, directors and key management personnel in the Company or the parent company and a person who is close to a family member of any of these individuals.

29.2.	Balances with interested and related parties

	December 31
	2011	2010
	NIS million	NIS million

Payables – associates, net	71	58

Loan to an associate, see section 29.3 below.	1,549	1,351

Liabilities to related parties, net *	(80)	(105)

*	The amounts are for B Communications, the controlling shareholder of the Company as from April 14, 2010, and its related parties.

29.3.	Loans provided to an associate

For the loans provided by the Company to the associate DBS, see Note 12.1. DBS also received loans from Eurocom DBS Ltd. The balance of the loans according to the loan terms at December 31, 2011 is NIS 1,408 million (as at December 31, 2010, NIS 1,351 million). DBS recognizes the loans in its financial statements at fair value when received. The balance of the loans at December 31, 2011 in the financial statements of DBS is NIS 737 million (as at December 31, 2010, NIS 627 million).

29.4.	Transactions with interested and related parties

	Year ended December 31
	2011	2010	2009
	NIS million	NIS million	NIS million

Revenues
From associates	217	172	224
From related parties *	8	6	–
Expenses
To related parties *	138	180	–
Associate to related parties *	146	106	–
To associates	1	5	3
Investments
Related parties *	97	78	–

*	The amounts are for B Communications, the controlling shareholder of the Company as from April 14, 2010, and its related parties.

Notes to the Consolidated Financial Statements as at December 31, 2011

29.	Transactions with interested and related parties (contd.)

29.5.	Transactions with interested and related parties

29.5.1	Negligible transactions

On March 7, 2011, the Company’s Board of Directors resolved to adopt guidelines and regulations to classify a transaction of the Company, its subsidiary or associate with an interested party as a negligible transaction, which is not an extraordinary transaction, as set out in Article 41(A)(6) of the Securities Regulations (Annual Financial Statements), 2010 (“the Annual Financial Statements Regulations”). These guidelines and regulations are also used to assess the scope of disclosure in the periodic report and prospectus (including shelf offering reports) regarding a transaction of the Company, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest as set out in Article 22 of the Securities Law (Periodic and Immediate Reports), 1970 (“the Periodic Reports Regulations”) and Article 54 of the Securities Regulations (Prospectus Details and Draft Prospectus – Structure and Form), 1969, and to assess the need to submit an immediate report for the transaction of the Company, as set out in Article 37(A)(6) of the periodic reports regulations (types of transactions determined in the financial statements regulations) and the prospectus details regulations referred to above (“the Interested Party Transactions”).

From time to time, the Company and its subsidiaries or associates carry out negligible transactions, which are not extraordinary transactions, with an interested party in the Company or with related parties, of the types and nature detailed below:

A.
Sales of communications services and products by Group companies, including: basic communication services (telephony, transmission and PRI) and hosting at server farms; cellular services, value added services and sales and upgrading of cellular end equipment; web browsing services, international telephony services, hosting services and data communication services; multichannel television services

B.
Purchase of devices from Eurocom Group companies (companies owned by the controlling shareholder of the Company or companies controlled by the controlling shareholder at the approval date of the agreement), including electronic equipment (such as monitors, telephones, televisions and cameras) from Eurocom Digital Communication for the requirements of the Group companies (including for marketing campaigns), through purchase orders and subject to the conditions prescribed, and purchase of terminal equipment (office telephones and fax machines) for customers of Group companies; acquisition of communication equipment (such as PLC devices and power supplies) from Eurocom Digital Communication; purchase of converters for IP Centrex; acquisition of pit covers.

C.
Acquisition of maintenance and development services from companies in the Eurocom Group, including maintenance, development and upgrading services for systems used in the Group companies, including maintenance, upgrade and development of the testing system and maintenance of the Company’s billing mediation systems (interconnect); maintenance and spare parts for exchanges; content development services and communication applications.

D.
Sales of maintenance, upgrading and development services by Group companies, including: maintenance of equipment (including converters) in the Company’s BezeqTech unit; maintenance of exchanges; content development services and communication applications.

E.
Sale of user rights in communication infrastructure, call transfer, including sale of user rights in international communication infrastructure and supply of a local segment in Israel, hosting services at server farms, and mutual call transfer and completion agreements with Eurocom Group companies.

Notes to the Consolidated Financial Statements as at December 31, 2011

29.	Transactions with interested and related parties (contd.)

29.5	Transactions with interested and related parties (contd.)

	29.5.1	Negligible transactions (contd.)

F.	Placement and outsourcing services, including outsourcing of call center services and other outsourcing services.

G.
Rental, management and real estate acquisition agreements, including rental of areas used for communication facilities and wireless communication, rental or acquisition of communication rooms in buildings owned by Eurocom Group companies (for example, to provide communication services in the building), and warehouses; and rental of areas to Eurocom Group companies in properties owned by the Company.

H.
Acquisition of advertising and content services, including agreements to acquire media slots (web and radio advertising) from media companies in the Eurocom Group; agreement for to use content on Pelephone’s cellular portal; acquisition of portals from Eurocom Group companies; media content management services by Eurocom Group companies.

I.
Transactions relating to joint marketing, advertising, discounts and sponsorship with Eurocom Group companies or related to products of Eurocom Group companies, including distribution agreements (dealer) for marketing Company services (such as PRI and IPVPN) and joint marketing campaigns for the sale of PRI lines together with an exchange; consignment agreements for the sale of Eurocom Digital Communications equipment in private chain stores and the Company’s virtual stores, for a commission to the Company; technological sponsorship at exhibitions organized by the Company.

J.
Contribution to the community together with Eurocom Group companies and contribution to organizations/projects in which the controlling shareholder of the Company or his relative volunteers as an officer. These contributions are part of the Company’s contribution policy. Each specific contribution is approved and the controlling shareholder or his relative gain no financial benefit from this connection. In the reporting period, these contributions were insignificant compared to the total contributions of the Company.

In the absence of special qualitative considerations all the circumstances, a transaction that is in the Company’s regular course of business, is carried out in market conditions and has no material effect on the Company, shall be deemed negligible if all the following parameters exist:

K.	The amount of the transaction does not exceed NIS 10 million.

L.	The Company is not required to issue an immediate report for the transaction under Article 36 of the periodic reports regulations or any other law.

M.
The transaction does not address the conditions of office and employment (as defined in the Companies Law) of an interested party or his relative, or a transaction as set out in section 270(4) of the Companies Law (transaction of a public company with a holder of control therein, directly or indirectly, including through a company he controls, in respect of receiving services from it by the Company and if such person is also an officer - as to the conditions of his office and employment, and if he is an employee of the Company but not an officer, as to his employment by the Company).

Notes to the Consolidated Financial Statements as at December 31, 2011

29.	Transactions with interested and related parties (contd.)

29.5	Transactions with interested and related parties (contd.)

	29.5.1	Negligible transactions (contd.)

According to the provisions of the Companies Law, 1999, as amended from time to time, once a year, before publication of the annual financial statements, the audit committee will review the parameters set out above, and whether they require updating. In general, each transaction will be tested separately for negligibility. Notwithstanding the aforesaid, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for negligibility, provided the scope of the transaction does not exceed NIS 10 million, as set out above.

The Board of directors may, from time to time and at its discretion, amend the parameters for a negligible transaction. This amendment will be duly reported.

For details of transactions that are not within the above definition of negligible, see sections 29.5.2 and 29.5.3 below.

	29.5.2	Transactions with controlling shareholders or in which the controlling shareholder has a personal interest, pursuant to section 270(4) of the Companies Law, 1999 (“the Companies Law”).

A.	Agreements for acquisition of converters and power supplies

1.
On April 13, 2011, the general meeting approved (after the approval of the audit committee and Board of Directors) the Company’s vote in the general meeting of DBS in favor of the agreement between DBS and Advanced Digital Broadcast SA (“ADB”) and Eurocom Digital Communications Ltd. in the following transactions: (a) Acquisition of yesMaxHD converters according to the framework agreement and upgrade (partial or full, at the discretion of DBS) of the converter’s hard-drive, at a total cost of USD 10.3 million. This price is for sea shipment. If the Company requires earlier delivery, by air, DBS will pay Eurocom the extra cost for air freight. (b) Receipt of dollar credit from Eurocom Digital Communications for an additional 60 days (“the Additional Credit Period”) for purchase of the converters. The payment terms set out in the framework agreement is EOM + 35 days and for the additional credit period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 11 million and payment of the annual interest is estimated at NIS 578,000. (c) Purchase of power supplies for yesMaxHD converters from Eurocom and ADB for the period up to May 31, 2012 at a total cost of USD 131,000. The investment in the converters amounts in NIS 87 million in 2011 and was recognized in the financial statements of DBS under property, plant and equipment.

2.
On August 4, 2011, the general meeting approved (after the approval of the audit committee and Board of Directors) the Company’s vote in the general meeting of DBS in favor of the engagement of DBS in the following transactions:

Notes to the Consolidated Financial Statements as at December 31, 2011

29.	Transactions with interested and related parties (contd.)

29.5	Transactions with interested and related parties (contd.)

	29.5.2	Transactions with controlling shareholders or in which the controlling shareholder has a personal interest, pursuant to section 270(4) of the Companies Law, 1999 (“the Companies Law”) (contd.).

A.	Agreements for purchase of converters and power supplies (contd.)

An additional order, further to the order in section 29.5.2(A)(1) above, of yesMaxHD converters from Eurocom Digital Communications and ADB, according to the framework agreement and any upgrade (partial or full, at the discretion of DBS) of the converter’s hard-drive, at a total cost of USD 20.7 million. This price is for sea shipment. Should the Company require earlier delivery that requires air shipment, DBS will pay Eurocom the difference between sea shipment and airfreight and receipt of dollar credit from Eurocom for an additional 60 days (“the additional credit period”) for purchase of the converters. According to the framework agreement, the payment terms are EOM + 35 days. For the Additional Credit Period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 12 million and payment of the annual interest is estimated as NIS 724,000.

3.
On February 16, 2012, the Board of Directors approved, after the approval of the audit committee, the amendment to the agreement between DBS and Eurocom Digital Communications Ltd. and ADB, which was approved at the general meeting on August 4, 2011 (“the Original Agreement”) as set out in section 29.5.2 A (3) above. Accordingly, a proposal was made to amend the agreement for some of the converters (50% of the original amount) so that the additional maximum total cost of the Original Agreement (due to the increase in prices of hard drives as set out in this report) will be up to USD 1.953 million. The approval requires the approval of the general meeting of the Company’s shareholders of which was convened for March 27, 2012.

	4.	On March 14, 2012, the Company’s Board of Directors approved the engagement of DBS in the following transactions (after approval of the audit committee):

(a)
An additional order of new yesMaxTotal 3 converters from Eurocom Digital Communications and ADB, further to the order in section 29.5.2(A)(2) , according to the framework agreement and upgrade (partial or full, at the discretion of DBS) of the converter’s hard-drive, at a total cost of USD 9.8 million (this price is for sea shipment; If DBS requires earlier delivery, by air, DBS will pay Eurocom the extra cost for airfreight) DBS will also be entitled, without consideration, to development days equivalent to USD 105,000 for future updates of the converter. DBS will also have the option, at its sole discretion, to acquire services for handling production stages, holding inventory in Israel, storage and supply to DBS’s warehouses. If DBS decides to exercise this option for all the converters, the additional payment will be up to USD 250,000 for the entire quantity submitted for approval in accordance with this agreement. The approval includes approval for DBS to exercise the option at its discretion.

(b)
Receipt of dollar credit from Eurocom Digital Communications for an additional 60 days (“the Additional Credit Period”) for purchase of the converters. According to the framework agreement, the payment terms are EOM + 35 days. For the Additional Credit Period, DBS will pay interest at a rate of 1% (6% in nominal annual terms). The scope of the credit is estimated at an average of NIS 15 million and accordingly, payment of the annual interest is estimated as NIS 437,000.

Notes to the Consolidated Financial Statements as at December 31, 2011

29.	Transactions with interested and related parties (contd.)

29.5	Transactions with interested and related parties (contd.)

	29.5.2	Transactions with controlling shareholders or in which the controlling shareholder has a personal interest, pursuant to section 270(4) of the Companies Law, 1999 (“the Companies Law”) (contd.).

A.	Agreements for purchase of converters and power supplies (contd.)

(c)	An order of power supplies for yesMaxHD converters from Eurocom Digital Communications and from ADB, until December 31, 2012, at a total cost of USD 131,000.

The agreements in sub clause (a) and (b) will be presented for approval at the general meeting under section 275 of the Companies Law, in view of the terms set out in the Ministry of Communications’ approval, as a transaction for acquisition of control in the Company by B Communications.

B.	Management services

On June 10, 2010, the general meeting of the Company’s shareholders approved an agreement between the Company and Eurocom Communications Ltd., the controlling shareholder (indirect) of the Company. Under the agreement, Eurocom will provide the Company with ongoing management and consultation services for an annual fee of USD 1.2 million over three years, commencing from June 1, 2010 through to May 31, 2013, unless one of the parties announces its intention to terminate the agreement with three months notice. The main services provided by the management company are consultation services for the Company’s operations, including strategy, business development, regulation, marketing and any other consultation that the Company requires as a communications company and as a group of companies, and ongoing management services.

The services will be supplied from June 1, 2010 and for the term of the agreement by managers and/or employees and/or consultants of the management company and/or its shareholders and anyone that the management company deems suitable to supply the services. The management company will provide professional and skilled human resources and other resources that are required to supply the services, including managers and consultants with a background in communications and with international experience, in order to provide the Group professional and high-quality service. In addition, according to the consultation agreement, until otherwise decided, the Company’s directors, except for outside directors, independent directors and the chairman of the Board of Directors, will not receive directors’ compensation from the Company or the subsidiaries. The Company recognized expenses of NIS 4.306 million for the management services in 2011 and paid them in full. The Company believes that the remuneration paid according to the management agreement is below the average standard remuneration in similar companies, however is within the range of fair value.

Notes to the Consolidated Financial Statements as at December 31, 2011

29.	Transactions with interested and related parties (contd.)

29.5	Transactions with interested and related parties (contd.)

	29.5.2	Transactions with controlling shareholders or in which the controlling shareholder has a personal interest, pursuant to section 270(4) of the Companies Law, 1999 (“the Companies Law”) (contd.).

		C.	Undertaking to indemnify in advance for new directors in the Company

On October 26, 2011, following the enactment of the Streamlining of Enforcement Procedures within the Israel Securities Authority (Amendments to Legislation), 2011, the general meeting of the Company approved the amendment to the deeds of indemnity granted to officers serving in the Company, including directors or officers who are controlling shareholders in the Company or their relatives, so that the amended deed of indemnity will also allow indemnification of an officer for payment to a person affected by the breach (in accordance with section 52BBB(a)(1(a) of the Securities Law) or for expenses expended by an officer in respect of a procedure in accordance with section H(3), H(4) or I(1) of the Securities Law or in accordance with Article D in Chapter Four of Part IX of the Companies Law, including reasonable litigation expenses, including attorneys fees In addition, on October 11, 2011, the general meeting of Walla Communications Ltd. approved an undertaking to indemnify, dated July 6, 2010 and January 25, 2011, in favor of Or Elovitch, Amikam Shorer and Shaul Elovitch, respectively, by virtue of their positions as directors in Walla, under the same conditions as the undertaking to indemnify directors in Walla, in an amount (cumulative, for all Walla officers) equal to the lower of: A) 25% of the equity of Walla as at December 31, 2006 (linked to the CPI up to the indemnity date); or B) USD 10 million.

		D.	Framework transaction for D&O liability insurance

In April, 2011, the general meeting of the Company’s shareholders approved, after approval of the Company’s Board of Directors and the audit committee, a framework transaction, subject to approval of the general meeting of the Company’s shareholders, for three years, from April 14, 2011 through to April 13, 2014, for the Company’s engagement, during the normal course of business, in future insurance policies to cover the liability of directors and officers as may be from time to time, including directors and officers who are or who are likely to be considered controlling shareholders in the Company, and all by way of a “framework transaction” as defined in the Companies Regulations (Reliefs in Transactions with an Interested Party), 2000 (“the Relief Regulations”). The Company will acquire a policy with a liability limit of USD 100 million per claim and in total for each insurance year, and up to USD 20 million per claim and in total for the insurance period for legal expenses in Israel only. In addition, the liability limit for subsidiaries is the aggregate of half of this amount (as part of the above liability limits). The amount of the annual premium that the Company pays will not exceed USD 185,000 plus a sum constituting up to 20% of that amount. At the aforesaid date, the general meeting of the Company approved the Company’s engagement in a D&O liability insurance policy for one year, from April 14, 2011 to April 13, 2012, under the terms set out above.

The Company may purchase insurance with a liability limit exceeding USD 100 million, provided that the amount of the annual premium that the Company pays does not exceed USD 185,000 plus a sum constituting up to 20% of that amount. Any purchase of a new insurance policy in the future as mentioned above will be approved by the Company’s audit committee and the Board of Directors, which will determine whether it complies with the terms of the framework transaction.

Notes to the Consolidated Financial Statements as at December 31, 2011

29.	Transactions with interested and related parties (contd.)

29.5	Transactions with interested and related parties (contd.)

	29.5.2	Transactions with controlling shareholders or in which the controlling shareholder has a personal interest, pursuant to section 270(4) of the Companies Law, 1999 (“the Companies Law”) (contd.).

E.	D&O liability insurance policies

In March 2012, the Board of Directors resolved, after receiving the approval of the audit committee and after determining that it meets the terms of the framework transaction, to approve the Company’s engagement in the D&O liability insurance policy for one year, from April 14, 2011 to April 13, 2012. The Company will pay an annual premium of up to USD 220,000. The liability limit is USD 100 million per claim and in total for each insurance year, and up to USD 20 million per claim and in total for the insurance period for legal expenses in Israel only. In accordance with the Relief Regulations, the transaction does not require the approval of the general meeting (unless objections are submitted as set out in these regulations and below). For directors who are controlling shareholders, or their relatives, the engagement was approved pursuant to article 1B(5) of the Relief Regulations. Accordingly, if an objection is submitted as set out in article 1(C)(a) of the Relief Regulations, for the scope of the policy in respect of directors who are controlling shareholders or their relatives, and/or in respect of its approval in the context of the framework agreement, the engagement is subject to the approval of the general meeting with a majority as set out in section 275 of the Companies Law.

29.5.3	Transactions not included in section 270(4) of the Companies Law and are not negligible

A.	Raising of debt by DBS

On March 7, 2011, the Company’s Board of Directors resolved (after the approval of the audit committee) to vote in favor of DBS’s transaction to raise debt of up to NIS 120 million at the general meeting of the shareholders of DBS.

B.	Liability in advance to acquire Debentures (Series 6-8)

On June 28, 2011, the Board of Directors of the Company approved (after approval of the Audit Committee) preliminary commitments from Eurocom Capital Underwriting Ltd. (a company indirectly controlled by Eurocom Communications Ltd., the indirect controlling owner of the Company), in the planned tender for classified investors for a public offering of Debentures (Series 6 to 8) (“the Institutional Tender”). In the Company’s institutional tender of June 28, 2011, preliminary commitments were received from Eurocom Capital Underwriting amounting to 5% of the total debentures relevant to the preliminary commitments from classified investors for each of the Debentures Series (6 to 8). At the reporting date, Eurocom Capital Underwriting no longer holds Debentures (Series 6 to 8) as set out above.

Notes to the Consolidated Financial Statements as at December 31, 2011

29.	Transactions with interested and related parties (contd.)

29.5	Transactions with interested and related parties (contd.)

	29.5.4	Transactions with the controlling shareholder or companies under his control

The transactions in which the Group engaged with the controlling shareholder or in which the controlling shareholder has a personal interest in the reporting period reflect fair value. This determination is based, inter alia, on one or more of the following characteristics in relation to transactions (as the case may be, and according to the type of transaction and the relevance of the characteristic in respect thereof). The transaction is in similar conditions to those offered to the Company by unrelated parties (as the case may be), in similar transactions, and / or the transaction is carried out at prices that were set in the period prior to transfer of control in the Company (when the parties to the transaction unrelated parties), and / or terms of the transaction that the Company believes reflect market conditions.

29.6.	Benefits for key officers

Benefits for employment of key managers, including:

	Year ended December 31
	2011		2010		2009
	No. of persons	NIS thousands	No. of persons	NIS thousands	No. of persons	NIS thousands

Salary (29.6.2)	3	7,643	4	7,701	4	9,544
Bonus (29.6.3)	3	6,292	4	13,366	4	8,713
Share-based payments (see Note 26)	3	2,931	4	7,141	4	15,712
		16,866		28,208		33,969

29.6.1
Key officers in the Group in 2011 include the chairman of the Board of Directors (who did not receive compensation for his office in the reporting year) and the CEO of the Company, as well as the CEOs of Pelephone and Bezeq International.

29.6.2
In 2011, changes in other provisions (which are included in total salary) are not material. In 2010, the changes in other provisions (which are included in total salary) were not significant, except for a decrease in the provisions for early notice and leave for the former chairman of the Board of Directors, in the amount of NIS 1.8 million. In 2009, the changes in the other provisions were not significant.

29.6.3
The bonus for 2010 to the former chairman of the board, amounting to NIS 3.507 million, required the approval of the general meeting of the shareholders of the Company, and received approval in April 2011. In addition, the bonus includes a retention grant for the CEO’s of the Company, Bezeq International and Pelephone, amounting to nine months salary, and was approved by the Company’s Board of Directors on December 31, 2009.

Notes to the Consolidated Financial Statements as at December 31, 2011

29.	Transactions with interested and related parties (contd.)

	29.7.	Benefits for directors

	Year ended December 31
	2011	2010	2009
	NIS thousands	NIS thousands	NIS thousands

Remuneration for directors who are not employed by the Company, see section 29.7.1	1,427	966	705
Number of directors receiving remuneration	4	5	2
Salary of employee-directors, see 29.7.2	1,269	1,332	1,450
Number of directors receiving the salary	2	2	2
Management fees to the controlling shareholder up to April 14, 2010	–	1,285	4,692
Management fees to the controlling shareholder from April 14, 2010, see section 29.5.2(C)	4,306	2,541	–

29.7.1	The directors serving on the Company’s Board of directors, except for the outside directors and the independent directors, do not receive remuneration from the Company.

29.7.2
The salary is paid to employee-directors in respect of their work in the Company and they do not receive any additional pay in respect of their service as directors in the Company. For details of the additional allocation of options for employee-directors on January 25, 2011, see Note 26.

29.7.3
In May 2005, the general meeting of the Company’s shareholders approved the exercise of an option to purchase a run-off policy for liability for officers who served in the Company up to transfer of control to Ap. Sb. Ar., meaning until October 11, 2005, for seven years from that date

29.7.4
In March, 2010, the general meeting of the Company’s shareholders approved (after approval of the audit committee and the Board of directors) the conversion of the directors’ and officers’ liability insurance policy to a run-off policy, commencing from the date of transfer of control from Ap.Sb.Ar. Holdings Ltd. to B Communications for seven years from this date. The limit of liability is up to USD 50 million for claims and in total for the insurance period. In addition, the liability limit is up to USD 10 million per claim and in total for the insurance period for legal expenses in Israel only. The liability limit for subsidiaries is half of this amount (as part of the above liability limit). The annual premium for the policy is USD 380,500. The policy will also cover directors who were controlling shareholders in the Company until control was transferred to B Communications, or their relatives.

29.7.5
See section 29.5.2 (D) above for the approval of the general meeting held on April 2011 in respect of the Company’s engagement, in the normal course of business, in future insurance policies to cover D&O liability, as amended from time to time, including directors and officers who are or may be considered as controlling shareholders in the Company, by way of a framework transaction” as defined in the Relief Regulations.

29.7.6
For the approval of the general meeting held in April 2011 of the Company’s engagement in a D&O liability insurance policy for one year from April 14, 2011 to April 13, 2012, including directors and officers who are or may be considered as controlling shareholders in the Company, see section 29.5.2 (D) above.

Notes to the Consolidated Financial Statements as at December 31, 2011

29.	Transactions with interested and related parties (contd.)

29.7	Benefits for directors (contd.)

	29.7.7	For the approval of the audit committee and Board of Directors in March 2012 in respect of the Company’s engagement in a D&O liability insurance policy, see section 29.5.2 (E) above.

29.7.8
In January 2007, the general meeting of the Company’s shareholders approved an undertaking to indemnify according to a deed of indemnity for all of the Company’s officers for any liability or expense imposed on the officers due to their actions in their capacity as an officer in the Company (including their actions in subsidiaries), within the limitations provided in the Companies Law. The amount of the indemnity was limited to a ceiling of 25% of the Company’s equity at the time the indemnity is paid. The deed of indemnity will apply to events listed in the deed of indemnity, which is attached to the immediate report regarding notice of a general meeting to approve the undertaking to indemnify. In 2008-2010 and up to the publication date of this report, an undertaking to indemnify was approved for new officers who joined the Company.

See section 29.5.2 (C) above for the approval of the general meeting held on October 2011 in respect of the amendment to the deed of indemnification granted to officers serving in the Company (including directors or officers who are controlling shareholders in the Company or their relatives).

In the past seven years, the Company has granted indemnity to officers for the following issues:

A.
The undertaking to indemnify of April 6, 2005 for a financial liability that would be imposed on officers of the Company and in respect of reasonable litigation expenses which they would incur, relating directly or indirectly to the sale of the State’s holdings in the Company.

B.	The undertaking to indemnify of May 16, 2005, for officers who served in the seven years preceding the completion date of the sale of core control in the Company to Ap.Sb.Ar.

29.8.	For guarantees to related parties, see Note 19.

29.9.	For the allocation of phantom options to the CEOs of the Company, Pelephone and Bezeq International, see Note 26.

Notes to the Consolidated Financial Statements as at December 31, 2011

30.	Financial instruments:

30.1.	General

The Group is exposed to the following risks, arising from the use of financial instruments:

● Credit risk

● Liquidity risk

● Market risk (which includes currency, interest, CPI risks and other price risks)

This Note provides information about the Group’s exposure to each of the above risks, an explanation as to how the risks are managed, and the measurement processes. . Other quantitative disclosure is included in the other Notes to the financial statements.

30.2.	Framework for financial risk management

The Board of Directors has overall responsibility for the Group’s financial risk management. The purpose of financial risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks. The Group’s policy is to hedge, in part and where required, exposure arising from fluctuations in foreign exchange rates, copper prices, the CPI and interest rates.

30.3.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or the other party to a financial instrument fails to meet its contractual obligations, and it is derived mainly from debit balances of customers and other receivables and from investments in deposits and in securities. Management monitors the Group’s exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks and credit assessments are made on material customer balances.

Trade and other receivables

The Group’s management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management’s estimation, the loss inherent in doubtful debts. In addition, the balances of the trade receivables are widely spread.

Investments in financial assets

Any investments in securities are made in liquid, marketable and low-risk securities. Transactions involving derivatives are made with entities that have a high credit rating.

Guarantees

The Group’s policy is to provide tender, performance and legal guarantees. In addition, the Company provides bank guarantees, where necessary, for banking obligations of subsidiaries and associates. As at December 31, 2011, the Group has the guarantees described in Note 19.

Notes to the Consolidated Financial Statements as at December 31, 2011

30.	Financial instruments (Contd.)

30.3	Credit risks (contd.)

At the reporting date, there is no material concentration of credit risks. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the statement of financial position, as follows:

	December 31, 2011	December 31, 2010
	NIS million	NIS million

Cash and cash equivalents	1,352	365
Monetary reserves	915	–
Available-for-sale financial assets	39	31
Trade and other receivables	4,770	3,920
Bank deposit for providing loans to employees	76	83
Assets and other investments	10	7
Derivatives	25	15
	7,187	4,421

See Note 7 for the matter of maximum exposure to credit risk for trade receivables.

30.4.	Liquidity risk

Liquidity risk is the risk that the Group will be unable to honor its financial obligations on time. The Group’s policy for liquidity management is to ensure, as far as possible, sufficient liquidity to honor those liabilities on time, without incurring undesirable losses. The Group estimates that the risk is low.

For information about the terms of the debentures issued by Group companies and the loans received, see Note 13 above.

The following are the contractual maturities of financial liabilities, including estimated interest payments (based on known CPI and interest rates on December 31, 2011):

	Balance at December 31, 2011
	Carrying amount	Contractual cash flow	First half of 2012	Second half of 2012	2013	2014-2016	2017 and thereafter
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Non-derivative financial liabilities
Trade payables	890	890	890	–	–	–	–
Other payables	792	792	773	19	–	–	–
Bank loans	4,408	5,346	163	249	761	2,171	2,002
Debentures issued to the public	4,236	5,199	384	64	494	2,203	2,054
Debentures issued to financial institutions	934	1,175	153	90	177	295	460
Dividend payable	1,895	2,000	500	500	1,000	–	–
	13,155	15,402	2,863	922	2,432	4,669	4,516

It is not expected that the cash flows included in the analysis of the repayment dates will be materially earlier, or in amounts that are materially different.

Notes to the Consolidated Financial Statements as at December 31, 2011

30.	Financial instruments (Contd.)

30.4	Liquidity risk (contd.)

	Balance at December 31, 2010
	Carrying amount	Contractual cash flow	First half of 2012	Second half of 2012	2013	2014-2016	2017 and thereafter
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Non-derivative financial liabilities
Trade payables	1,061	1,061	1,061	–	–	–	–
Other payables	760	760	748	12	–	–	–
Bank loans	2,855	3,320	69	83	310	1,778	1,080
Debentures issued to the public	2,163	2,391	690	–	371	1,021	309
Debentures issued to financial institutions	699	756	169	79	152	356	–
	7,538	8,288	2,737	174	833	3,155	1,389

Financial liabilities - derivative instruments
Forward contracts on copper prices	10	10	10	–	–	–	–

30.5.	Market risks

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, interest rates and the prices of securities, raw materials and other items, will influence the Group’s results or the value of its holdings in financial instruments. The purpose of market risk management is to manage and oversee the exposure to market risks within accepted parameters to prevent significant exposures to market risks that will influence the Group’s results, liabilities and cash flow.

During the normal course of its business, the Group takes full or partial hedging action and takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in managing its investment portfolio.

The Group is currently assessing its financial risk management policy.

30.5.1	Exposure to CPI and foreign currency risks

CPI risk

Changes in the rate of inflation affect the Group’s profitability and its future cash flows, mainly due to its CPI-linked liabilities. In applying a policy of minimizing the exposure to the CPI, the Group makes forward transactions against the CPI. The duration of the forward transactions is the same as or shorter than the duration of the hedged exposures. A considerable part of these cash balances is invested in shekel deposits / monetary reserves which are exposed to changes in their real value as a result of a change in the rate of the CPI.

Foreign currency risk

The Group is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and property, plant and equipment, some of which are denominated in or linked to the dollar or euro. In addition, the Group provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the dollar. In applying a policy of minimizing foreign currency exposure, the Group makes forward transactions and purchases options against the dollar. The duration of the hedging transactions is the same as or shorter than the duration of the hedged exposures.

Notes to the Consolidated Financial Statements as at December 31, 2011

30.	Financial instruments (Contd.)

30.5	Market risks (contd.)

	30.5.1	Exposure to CPI and foreign currency risks (contd.)

	Balance at December 31, 2011
	Unlinked	CPI-linked	Foreign currency or linked thereto (mainly dollar)	Non-monetary balance	Total
	NIS million	NIS million	NIS million	NIS million	NIS million

Current assets
Cash and cash equivalents	1,331	–	21	–	1,352
Trade receivables	2,986	37	36	–	3,059
Other receivables	49	167	–	70	286
Investments, including derivatives	921	9	16	–	946
Inventory	–	–	–	204	204
Assets classified as held for sale	–	–	–	23	23
Non-current assets
Trade and other receivables	1,397	98	4	–	1,499
Investments, including derivatives	80	–	38	1	119
Property, plant and equipment	–	–	–	6,022	6,022
Intangible assets	–	–	–	2,257	2,257
Deferred and other expenses	–	–	–	282	282
Equity-accounted investments	–	1,549	–	(490)	1,059
Deferred tax assets	–	–	–	223	223
Total assets	6,764	1,860	115	8,592	17,331

Current liabilities
Debentures, loans and borrowings	219	546	–	–	765
Employee benefits (not within the scope of IFRS 7)	389	–	–	–	389
Trade payables	750	–	140	–	890
Other payables, including derivatives	722	69	1	–	792
Current tax liabilities	–	397	–	–	397
Deferred income	3	–	–	53	56
Provisions	49	134	–	3	186
Dividend payable	971	–	–	–	971
Non-current liabilities
Debentures	2,154	2,509	–	–	4,663
Loans	4,055	95	–	–	4,150
Provisions and other liabilities	126	–	–	36	162
Deferred tax liabilities	–	–	–	69	69
Employee benefits (not within the scope of IFRS 7)	166	13	50	–	229
Dividend payable	924	–	–	–	924
Total liabilities	10,528	3,763	191	161	14,643

Total exposure in the statement of financial position	(3,764)	(1,903)	(76)	8,431	2,688

Details of forward transactions
Forward contracts on CPI	(600)	600	–	–	–

Notes to the Consolidated Financial Statements as at December 31, 2011

30.	Financial instruments (Contd.)

30.5	Market risks (contd.)

	30.5.1	Exposure to CPI and foreign currency risks (contd.)

	Balance at December 31, 2010
	Unlinked	CPI-linked	Foreign currency or linked thereto (mainly dollar)	Non-monetary balance	Total
	NIS million	NIS million	NIS million	NIS million	NIS million

Current assets
Cash and cash equivalents	339	–	26	–	365
Trade receivables	2,629	34	38	–	2,701
Other receivables	51	52	–	124	227
Other investments, including derivatives	2	2	3	–	7
Inventory	–	–	–	178	178
Assets classified as held for sale	–	–	–	29	29
Non-current assets
Long-term trade and other receivables	949	161	4	–	1,114
Investments, including derivatives	87	10	30	2	129
Property, plant and equipment	–	–	–	5,610	5,610
Intangible assets	–	–	–	2,248	2,248
Deferred and other expenses	–	–	–	292	292
Equity-accounted investments	–	1,351	–	(267)	1,084
Deferred tax assets	–	–	–	254	254
Total assets	4,057	1,610	101	8,470	14,238

Current liabilities
Debentures, loans and borrowings	7	942	–	–	949
Employee benefits (not within the scope of IFRS 7)	269	–	–	–	269
Trade payables	887	–	174	–	1,061
Other payables, including derivatives	675	85	10	–	770
Current tax liabilities	–	267	–	–	267
Deferred income	4	–	–	29	33
Provisions	31	216	–	4	251
Non-current liabilities
Debentures	–	1,967	–	–	1,967
Loans	2,670	131	–	–	2,801
Provisions and other liabilities	103	–	1	8	112
Deferred tax liabilities	–	–	–	83	83
Employee benefits (not within the scope of IFRS 7)	202	56	47	–	305
Total liabilities	4,848	3,664	232	124	8,868

Total exposure in the statement of financial position	(791)	(2,054)	(131)	8,346	5,370

Details of forward transactions
Forward contracts on CPI	(390)	390	–	–	–

Notes to the Consolidated Financial Statements as at December 31, 2011

30.	Financial instruments (Contd.)

30.5	Market risks (contd.)

	30.5.2	The Group has CPI forward contracts

	Currency/ linkage receivable	Currency/ linkage payable	Expiry date	Par value (currency)	Fair value
	NIS million	NIS million	NIS million	NIS million	NIS million

December 31, 2011
Instruments not used for hedge accounting – contract on CPI	CPI	Unlinked	2012	600	8

December 31, 2010
Instruments not used for hedge accounting – contract on CPI	CPI	Unlinked	2011-2012	390	12

30.5.3	Data in NIS for exchange rates and CPI

				Change (%)	Change (%)	Change (%)
	December 31	December 31	December 31	December 31	December 31	December 31
	2011	2010	2009	2011	2010	2009

CPI in points (*)	136.79	133.89	130.42	2.17	2.66	3.91
1 USD (in NIS)	3.821	3.549	3.775	7.66	(5.99)	(0.71)
1 EUR (in NIS)	4.938	4.738	5.442	4.22	(12.94)	2.73

(*) CPI for the month at average base of 100=1998

30.5.4	Interest risks

Group is exposed to interest rate risk due to its holding of debt instruments bearing variable interest.

	A.	Type of interest

The interest rate for the Group’s interest-bearing financial instruments at the reporting date is as follows:

	Carrying amount
	2011	2010
	NIS million	NIS million

Fixed-interest instruments
Financial assets (mainly deposits and trade receivables)	4,450	2,551
Financial liabilities (loans and debentures)	(6,683)	(4,347)
	(2,233)	(1,796)
Variable-interest instruments
Financial liabilities (loans and debentures)	(2,895)	(1,370)

B.	Fair value sensitivity analysis for fixed rate instruments

The Group’s assets and liabilities at fixed interest are not measured at fair value through profit or loss, nor does the Group designate derivatives (interest swap contracts) as hedging instruments according to a hedge accounting model of fair value. Accordingly, a change in interest rates at the reporting date will not affect profit or loss.

Notes to the Consolidated Financial Statements as at December 31, 2011

30.	Financial instruments (Contd.)

30.5	Market risks (contd.)

	30.5.4	Interest risk (contd.)

		C.	Sensitivity analysis of cash flow for instruments at variable interest

An increase of 100 basis points in the interest rate at the reporting date would decrease shareholders’ equity and profit or loss by approximately NIS 22.00 million (2010-approximately NIS 10.28 million). This analysis assumes that all other variables, especially foreign currency rates, remain stable.

30.6.	Fair value

30.6.1	Fair value compared to carrying amounts

The table below shows the differences between the carrying amount and the fair value of groups of financial liabilities The carrying amount of financial assets does not differ significantly from their fair value.

	December 31, 2011		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS million	NIS million	NIS million	NIS million

Short-term credit	3	3	7	7
Loans from banks and others, CPI-linked	136	139	180	192
Loans from banks and others, unlinked	1,815	1,873	1,310	1,310
Debentures issued to the public, CPI-linked	3,894	4,083	2,249	2,387
Debentures issued to financial and other institutions, CPI-linked	544	564	712	760
Debentures issued to financial institutions, unlinked	403	422	–	–
Dividend payable	1,895	1,920	–	–
	8,690	9,004	4,458	4,656

The methods used to estimate the fair values of financial instruments are described in Note 4.

30.6.2	Average interest rates used to determine fair value

	2011	2010
	%	%

Long-term trade receivables	6.14	5.0
Unlinked loans	5.12	5.42
Linked loans	1.66	1.39
Unlinked debentures	6.9	–
Linked debentures	2.13	1.3

Notes to the Consolidated Financial Statements as at December 31, 2011

30.	Financial instruments (Contd.)

30.6	Fair value (contd.)

	30.6.3	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, using the evaluation method.

The levels are defined as follows:

A.	Level 1: Quoted prices (unadjusted) in an active market for identical instruments.

B.	Level 2: Observable market inputs, direct or indirect, other than Level 1 inputs.

C.	Level 3: Inputs not based on observable market data.

	Balance at December 31, 2011
	Level 1	Level 2	Level 3	Total
	NIS million	NIS million	NIS million	NIS million

Financial assets held for trading:
Monetary reserves	915	–	–	915
Derivatives not used for hedging
Forward contracts on CPI	–	15	–	15
Forward contracts on copper prices	–	8	–	8

Available-for-sale financial assets:
Unmarketable shares	–	–	38	38
	915	23	38	976

30.6.4	Financial instruments measured at fair value on level 3

The table below reconciles the opening and closing balances in respect of financial instruments measured at fair value on level 3 in the fair-value hierarchy:

	2011	2010
	Available-for-sale financial assets Non-marketable shares	Available-for-sale financial assets Non-marketable shares
	NIS million	NIS million

Balance as at January 1	29	31
Total losses recognized in the statement of income	(1)	–
Acquisitions	6	5
Disposal consideration	(3)	(10)
Profits recognized in other comprehensive income	7	3
Balance as at December 31	38	29

Notes to the Consolidated Financial Statements as at December 31, 2011

31.	Selected condensed data from the financial statements of Pelephone Communications Ltd. and Bezeq International Ltd.

	31.1.	Pelephone Communications Ltd.

Statement of financial position:

	December 31, 2011	December 31, 2010
	NIS million	NIS million

Current assets	2,280	2,071
Non-current assets	3,124	2,821
	5,404	4,892

Current liabilities	1,263	1,198
Non-current liabilities	992	732
Total liabilities	2,255	1,930
Equity	3,149	2,962
	5,404	4,892

Statement of income:

	Year ended December 31
	2011	2010	2009
	NIS million	NIS million	NIS million

Revenues from services	2,436	3,536	3,474
Value added services	1,201	1,014	782
Revenues from sales of terminal equipment	1,911	1,182	1,120
Total revenues from services and sales	5,548	5,732	5,376

Cost of services and sales	3,587	3,754	3,592

Gross profit	1,961	1,978	1,784
Selling and marketing expenses	480	468	461
General and administrative expenses	121	127	133
Operating profit	1,360	1,383	1,190
Financing expenses (income)
Financing expenses	67	111	100
Financing income	(105)	(100)	(90)
Financing expenses (income), net	(38)	11	10

Profit before income tax	1,398	1,372	1,180
Taxes on income	342	339	305
Profit for the year	1,056	1,033	875

Notes to the Consolidated Financial Statements as at December 31, 2011

31.	Selected condensed data from the financial statements of Pelephone Communications Ltd. and Bezeq International Ltd. (contd.)

31.2.	Bezeq International Ltd.

Statement of financial position

	December 31, 2011	December 31, 2010
	NIS million	NIS million

Current assets	500	447
Non-current assets	768	591
	1,268	1,038

Current liabilities	292	279
Non-current liabilities	147	24
Total liabilities	439	303
Equity	829	735
	1,268	1,038

Statement of income

	Year ended December 31
	2011	2010	2009
	NIS million	NIS million	NIS million

Revenues	1,354	1,380	1,318
Operating expenses	788	822	777
Gross profit	566	558	541

Selling and marketing expenses	209	192	175
General and administrative expenses	116	109	105
Other revenue, net	–	(63)	–
Operating profit	241	320	261
Financing expenses (income)
Financing expenses	11	11	12
Financing income	(9)	(6)	(15)
Financing expenses (income), net	2	5	(3)
Share in the profits of equity-accounted investees	1	3	7
Profit before income tax	240	318	271
Income tax expense	58	65	71
Profit for the year from continuing operations	182	253	200
Profit for the year from discontinued operations	–	1	–
Profit for the year	182	254	200

Notes to the Consolidated Financial Statements as at December 31, 2011

32.	Subsequent Events

32.1	For claims filed against Group companies subsequent to the date of the financial statements, see Notes 17.2 and 17.7.

32.2
For the resolution of the Board of Directors, subsequent to the date of the financial statements, to recommend to the general meeting to distribute a cash dividend to the shareholders, see Note 20.2.3.

32.3
On March 14, 2012, the Company issued a complete tender offer to purchase all the shares of Walla held by the public (12,980,972 shares representing 28.45% of Walla’s issued and paid up share capital) at a price of NIS 5.25 per share and for NIS 68 million (if employee options in Walla are exercised up to the last date for acceptance under the tender, the amount of purchased shares increase, and the total consideration will increase accordingly to NIS 77 million). The tender offer is subject to acceptance by offerees, in the majority set out in the Companies Law, to allow the purchase of all Walla shares held by the public, Walla will become a private company and its shares will be delisted from the TASE. The final date for submitting notices of acceptance was set for April 5, 2012.